FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 15, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Telecommunications

Public Limited Company

Annual Report

FOR THE YEAR ENDED DECEMBER 31, 2009

MAGYAR TELEKOM NYRT.

ANNUAL REPORT

31 DECEMBER 2009

INDEPENDENT AUDITOR’S REPORT
(Free translation)

To the Shareholders and Board of Directors of Magyar Telekom Nyrt.

We have audited the accompanying financial statements of Magyar Telekom Nyrt. (“the Company”) which comprise the balance sheet as of 31 December 2009 (in which the balance sheet total is HUF 968,412 million, the profit per balance sheet is HUF 0, the related profit and loss account for the year then ended, and the notes to the financial statement including a summary of the main accounting policies as well as other disclosures.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the provisions of the Accounting Act and accounting principles generally accepted in Hungary. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the financial statements. We conducted our audit in accordance with Hungarian and International Standards on Auditing and with applicable laws and regulations in force in Hungary. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work in respect of the business report was limited to checking it in within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian and International Standards on auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted in Hungary. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2009, and of the results of its operations for the year then ended. The business report is consistent with the disclosures in the financial statements.

Budapest, April 7, 2010

Manfred Krawietz	Hegedűsné Szűcs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Translation note:

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in jurisdictions other than Hungary.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

BALANCE SHEET AND PROFIT AND LOSS STATEMENT

TO THE 2009 ANNUAL REPORT

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2009

(All amounts in millions of HUF)

ASSETS

	Note	December 31, 2008	Self-revision	December 31, 2009

A. FIXED ASSETS AND FINANCIAL INVESTMENTS		827,970	-2,458	835,103

I. Intangible assets	5	212,582	-83	201,746
Capitalised costs of foundation and restructuring		0	0	0
Capitalised costs of research and development		0	0	0
Rights		60,561	-80	57,982
Intellectual property		3,600	-3	4,044
Goodwill		148,421	0	139,720
Advance payments on intangible assets		0	0	0

II. Tangible assets	6	421,738	-529	440,377
Land and buildings and related rights		228,367	3,550	242,792
- Land		2,437	-1	2,338
- Buildings		63,793	1,914	65,175
- Telecommunication network		151,134	1,319	164,343
- Other properties		9,761	290	9,897
- Real estate related rights		1,242	28	1,039
Technical equipment, machinery and vehicles		155,165	3,904	160,917
- Telecommunication equipment and machinery		153,230	3,814	159,141
- Other technical equipment, machinery and vehicles		1,935	90	1,776
Other equipment and vehicles		12,720	2,580	13,243
Construction-in-progress		25,486	-10,563	23,418
Advance payments on construction-in-progress		0	0	7

III. Financial investments		193,650	-1,846	192,980
Non current investments in related parties	7	173,211	-1,846	174,974
Non current loans granted to related parties	8	15,798	0	13,147
Other investments		0	0	0
Other non current loans granted	9	4,641	0	4,859
Non current bonds and other securities		0	0	0

B. CURRENT ASSETS		108,069	443	100,098

I. Inventories	10	8,267	-199	6,912
Raw materials		882	0	1,072
Work in progress and semi-finished products		149	0	212
Finished products		0	0	0
Goods resale		7,236	-199	5,628
Advance payments on inventories		0	0	0

II. Receivables		61,995	642	81,827
Accounts receivable	11	36,596	413	39,664
Receivables from subsidiaries	12	18,123	32	6,893
Bills receivable		0	0	0
Receivables from other related companies	13	0	0	29,500
Other receivables	14	7,276	197	5,770

III. Securities	15	1,179	0	1,179
Investments in related parties		0	0	0
Other investments		0	0	0
Treasury stock, quotas		1,179	0	1,179
Marketable securities		0	0	0

IV. Liquid assets		36,628	0	10,180
Cash and cheques		96	0	106
Bank deposits		36,532	0	10,074

C. PREPAYMENTS	16	29,213	-249	33,211

Accrued income		28,133	-213	31,098
Prepayments for costs and expenses		1,080	-36	2,113
Deferred expenses		0	0	0

TOTAL ASSETS		965,252	-2,264	968,412

Budapest, April 7, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2009

-All amounts in millions of HUF)

LIABILITIES AND SHAREHOLDER’S EQUITY

		Note	December 31, 2008	Self-revision	December 31, 2009

D. SHAREHOLDER’S EQUITY		17	358,437	-1,061	355,002

I.	Common stock		104,275	0	104,274
	- of this treasury stock at par value		150	0	150
II.	Unpaid share capital (-		0	0	0
III.	Capital reserves		58,289	0	58,952
IV.	Retained earnings		172,244	0	189,097
V.	Restricted reserves		2,056	0	2,679
VI.	Valuation reserves		0	0	0
VII.	Net income		21,573	-1,061	0

E. PROVISIONS		18	20,082	0	19,495

	Provision for expected obligations		18,948	0	18,972
	Provision for expected expenses		988	0	447
	Other provisions		146	0	76

F. LIABILITIES			536,772	-440	545,646

I.	Subordinated liabilities		0	0	0

II.	Non current liabilities		262,481	0	291,056
	Non current borrowings		0	0	0
	Convertible bonds		0	0	0
	Debt from issuance of bonds		122	0	121
	Investment and development loans		0	0	0
	Other non current loans	19	18,326	0	23,120
	Non current liabilities to related parties		0	0	0
	Non current liabilities to other related parties	20	242,531	0	267,017
	Other non current liabilities		1,502	0	798

III.	Liabilities		274,291	-440	254,590
	Current borrowings		71	0	70
	- of this convertible bonds		0	0	0
	Current loans	21	32,541	0	32,809
	Advances received		274	5	311
	Accounts payable		32,555	-271	29,534
	Bills of exchange payable		0	0	0
	Current liabilities to related parties	22	29,279	0	43,314
	Current liabilities to other related parties	23	87,486	0	59,799
	Other current liabilities	24	92,085	-174	88,753
	- of this dividends payable		77,052	0	77,052

G. ACCRUED EXPENSES		25	49,961	-763	48,269

	Deferred income		4,259	40	4,821
	Accrued expenses		45,367	-820	43,151
	Other deferred revenue		335	17	297

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY			965,252	-2,264	968,412

Budapest, April 7, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

INCOME STATEMENT FOR THE PERIOD ENDED 31 DECEMBER, 2009

(All amounts in millions of HUF

	Note	2008	Self-revision	2009

1. Domestic sales	26	482,529	163	456,437
2. Export sales	27	18,275	31	18,832
I. Sales revenues		500,804	194	475,269

3. Change in self-manufactured inventories		117	0	63
4. Capitalised value of self-manufactured assets		21,413	22	21,417
II. Own work capitalized		21,530	22	21,480

III. Other revenues	28	26,698	-27	24,633
of which: reversal of impairment		0	0	0

5. Costs of raw material		30,000	-12	27,664
6. Costs of services	30	99,065	-1,160	96,628
7. Costs of other services		13,782	14	13,994
8. Cost of goods sold		34,605	1	34,126
9. Costs of services sold (intermediated	31	79,138	-48	73,595
IV. Material-type expenses		256,590	-1,205	246,007

10. Salaries and wages	32	45,070	-3	47,276
11. Other payroll related costs	32	13,266	-108	13,408
12. Payroll related contributions		17,794	-125	17,753
V. Payroll and related expenses		76,130	-236	78,437

VI. Depreciation		87,828	527	82,132

VII. Other expenses	34	34,805	31	40,573
of which: impairment		3,219	49	11,120

A. PROFIT FROM OPERATING ACTIVITIES		93,679	1,072	74,233

13. Dividends and profit sharing (received or due		37,476	0	31,409
of which: received from related parties		37,476	0	31,409
14. Foreign exchange gains on sale of investments		0	0	0
of which: received from related parties		0	0	0
15. Interest income and gains on financial investments		1,689	0	1,352
of which: received from related parties		1,689	0	1,352
16. Other interest income received		1,788	0	3,565
of which: received from related parties		895	0	1,940
17. Other revenues from financial activities		8,648	-196	6,898
VIII. Revenues from financial transactions		49,601	-196	43,224

18. Loss on the sale of financial investments		3	0	0
of which: related to related parties		0	0	0
19. Interest expense		33,256	-13	33,980
of which: related to related parties		891	0	966
related to other related party		26,684	0	28,801
20. Impairment of investments, securities and bank deposits		196	0	476
21. Other expenses refinancial activities		4,121	-157	4,199
IX. Expenses from financial transactions		37,576	-170	38,655

B. FINANCIAL RESULTS	35	12,025	-26	4,569

C. PROFIT FROM ORDINARY ACTIVITIES		105,704	1,046	78,802

X. Extraordinary revenues	36	5,233	360	1,933
XI. Extraordinary expenses	37	9,504	2,688	4,320

D. PROFIT FROM EXTRAORDINARY ACTIVITIES		-4,271	-2,328	-2,387

E. PROFIT BEFORE TAXES		101,433	-1,282	76,415

XII. Corporate income tax	39	2,808	-221	2,188

F. NET INCOME		98,625	-1,061	74,227

22. Use of retained earnings for dividends		0	0	2,825
23. Dividend paid (approved	40	77,052	0	77,052

G. BALANCE SHEET NET INCOME		21,573	-1,061	0

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The supplement forms an integral part of these financial statements.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

NOTES

TO THE 2009 ANNUAL REPORT

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

0. Note Added For Translation

This annual report for December 31, 2009 is the English translation of the annual report issued in Hungarian language and prepared in accordance with Act C/2000 on accounting and with generally accepted accounting principles in Hungary.

These principles may be different from International  Financial Reporting Standards or accounting principles of any other country. No adjustments have been made to conform the annual report with any accounting principles other than Hungarian.

The auditors’ report is a translation of the auditors’ report issued in Hungarian language on the Hungarian annual report as outlined above.

In the event of any discrepancy, whether in the auditors’ report or in the annual report, the Hungarian original version prevails.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

1. Background and General Information

Official name of the Company: Magyar Telekom Telecommunications Public Limited Company

Short name of the Company: Magyar Telekom Plc.

Headquarter of the Company: 1013 Budapest, Krisztina krt. 55.

The Company’s main activity is telecommunication.

The Hungarian Telecommunications Company (“Matáv Rt.”), the legal predecessor of Magyar Telekom Telecommunications Public Limited Company (“Magyar Telekom Plc.” or the “Company”) was founded by the Ministry of Transport, Communications and Construction on January 1, 1990. The Company was transformed by the Board of directors of State Asset Holding Ltd. into a wholly owned company limited by shares as of December 31, 1991.

The Company was privatized on December 22, 1993, when the MagyarCom consortium acquired a 30.1 per cent stake in the Company. At the second stage of the privatization, which took place in December 1995, MagyarCom became the majority owner.

On November 14, 1997 the Company was the first in the Central-Eastern European region to be listed on both the Budapest and the New York Stock Exchanges.

In June 1999, the State Privatization and Holding Company sold its remaining stake (5.75 per cent) through a secondary offering. After this transaction, the proportion of publicly traded shares increased to 40.47 per cent. Share of MagyarCom Holding GmbH (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) in the Company decreased to 59.53 per cent.

In 2000, the Company increased its common stock through issuing new shares in the amount of HUF 63 million, which were held mainly within the Magyar Telekom Group. As a result of this transaction, the proportion of publicly traded shares increased to 40.51 per cent and MagyarCom’s ownership changed to 59.49 per cent.

In 2002, the Company carried out an additional increase in common stock in the amount of HUF 490 million, which shares were repurchased. As a result of this transaction, the proportion of publicly traded shares changed to 40.32 per cent, the proportion of repurchased treasury stock to 0.47 per cent and MagyarCom’s ownership decreased to 59.21 per cent. MagyarCom is 100 per cent owned by Deutsche Telekom A.G.

The Extraordinary General Meeting of the Company held on February 22, 2005 approved the decision of the Board of Directors to change the official name of Magyar Telecommunications Company Ltd. into Magyar Telekom Telecommunications Company Ltd., with short name of Magyar Telekom Rt. The change was registered by the Court of Registry on May 6, 2005.

On February 28, 2006 the name of Magyar Telekom Telecommunications Company Ltd. changed to Magyar Telekom Telecommunications Public Limited Company, with short name of Magyar Telekom Plc. (“Magyar Telekom Plc.” or the “Company”). The change was registered by the Court of Registry on February 28, 2006.

Persons authorised to sign the annual report:

Christopher Mattheisen - Chairman and Chief Executive Officer and Board member (residence: Budapest)

Thilo Kusch - Chief Financial Officer and Board member (residence: Budapest)

The Company’s bookkeeping services are provided by EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (its register number is 01-09-737269, its taxation number is 13477541-2-42).

The accounting services provided by EurAccount Kft. are supervised by Beáta Bálintné Pál Managing Director (her certificate number: 132224. Area of speciality: entrepreneurial activity. State: registered. Residence: Budapest).

The Company is subject to compulsory audit. The Company’s auditor is PricewaterhouseCoopers Kft. (its register number is 01-09-063022, its taxation number is 10256121-2-44). The person authorized to represent the auditor is Márta Hegedűsné Szűcs (her certificate number: 006838, legal status: full-time. Residence: Páty).

Magyar Telekom Plc.’s corporate website: www.magyartelekom.hu

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Investigation into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 and the Company’s annual reports on Form 20-F for the year ended December 31, 2008 filed with the SEC.

Findings and conclusions relating to the internal investigation of the Audit Committee

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “ demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and MakTel during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.”  These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia.  The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

•                  intentional circumvention of internal controls;

•                  false and misleading Company documents and records;

•                  lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

•                  lack of evidence of performance; and

•                  expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

Other related issues

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. These governmental investigations are continuing, and the Company continues to cooperate with those investigations. The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

2. Effect of merger on the comparability of figures in 2009

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2009 decided to merge T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Plc. The merger was registered by the Court of Registry with effect from September 30, 2009.

In the course of the merger T-Kábel Magyarország Kft. and Dél-Vonal Kft. prepared Annual reports according to the Hungarian Act on Accounting as of September 30, 2009 by closing their analytical and general ledgers. Magyar Telekom Plc. managed the takeover of assets and liabilities (including provisions, accruals and deferred incomes and expenses as well) and the resulting shareholders’ equity being the difference, with continuous bookkeeping.

Due to the takeover of assets and liabilities the balance sheet lines of December 31, 2008 and 2009 are not completely comparable. In order to ensure comparability the merger balance sheets disclosed in summarised form in the Notes.

Due to the merger the income statement of Magyar Telekom Plc. contains the revenues and expenses of the activities taken over for the period started October 1, 2009 ended on December 31, 2009. As a consequence, the income statements as of 2008 and 2009 are not completely comparable. For the purpose of ensuring the comparison the income statements of T-Kábel Magyarország Kft. and Dél-Vonal Kft. for the period started January 1, 2009 ended September 30, 2009 are disclosed in summarised forms in the Notes. Compared to Magyar Telekom Plc.’s result for the period January-December, 2009 the two merged companies’ result for the period January-September, 2009 is not significant neither in total nor in composition.

3. Accounting policies

The accounting policies of Magyar Telekom Plc. include basic accounting principles, measurement methods and procedures as well as methods and tools used for enforcing the provisions of the Hungarian Accounting Regulations.

Magyar Telekom Plc. maintains its records both in accordance with the Hungarian Accounting Regulations (HAR) and International Financial Reporting Standards (IFRS). The differences between the two reports are solely due to differences in the respective accounting principles.

The closing day of the Company’s business year is December 31. In 2009 the balance sheet preparation date is the first working day of the following year.

Magyar Telekom Plc. uses version “A” of the balance sheet and version “A” of the income statement (total cost method) when preparing its annual report in accordance with the Hungarian Accounting Regulations. Amounts in the annual report are stated in HUF millions. The currency of accounting is the Hungarian Forint (HUF).

The Hungarian Act on Accounting allows for certain captions in the balance sheet to be broken-down or omitted, what is adopted by the Company both in case of the balance sheet and the income statement.

Since January 1, 2005 the Company has complied with its obligation to prepare consolidated annual report in such a way that it prepares its consolidated annual report in accordance with the International Financial Reporting Standards.

Deutsche Telekom Group’s consolidated annual report prepared by Deutsche Telekom AG (DT) (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) includes Magyar Telekom Plc. as a subsidiary of Deutsche Telekom AG.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Definition of the accounting principles, guidelines and methods

Classification of accounting matters:

Magyar Telekom Plc. applies the materiality and significance guidelines for limits set forth in the Hungarian Accounting Regulations in preparing its annual report.

Material error

An error revealed must be treated as a material error in every case it results in at least 20 per cent change in prior year’s shareholder’s equity.

Significant error

Items must be considered as significant in every case if in the year the error was discovered the cumulative absolute amount of the errors and their effects on net income and shareholder’s equity exceeds the lower of 2 per cent of total assets of the year they relate to or HUF 500 million.

If the Company reveals a significant error through self-revision, then modifications relating to prior years are presented next to the prior years’ figures for each balance sheet and income statement item.

The Company has set up regulations for valuation of assets and liabilities, scrapping, cost calculation, stocktaking, cash management, and system of documentation as required by the Hungarian Accounting Regulations.

Until further decision, the Company does not use the allowed alternative treatment in the Hungarian Accounting Regulations for the valuation of fixed assets as market value and valuation of certain financial instruments as fair value.

The Company qualifies every unrealized foreign exchange rate difference resulting from foreign exchange translation as significant, therefore all unrealized foreign exchange gains and losses are recorded in the subledger as well as in the general ledger.

Valuation methods used for the preparation of the Balance Sheet

ASSETS

Recognition and measurement of non current assets

Intangible and tangible fixed assets

Magyar Telekom Plc. carries intangible and tangible fixed assets at historical cost less accumulated depreciation. Property, plant and equipment includes the capitalized value of improvements and refurbishment that extend the useful life of the asset, increase its capacity and/or modify its functionality.

Costs connected directly to loans taken for acquisition or production of the asset are capitalized.

Depreciation policy

In case of tangible fixed assets the depreciation is based on the gross value of the asset reduced by its residual value.

The method of depreciation: straight-line based on gross value using rates originated from useful lives.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Depreciation is based on a daily calculation and recorded once in a month.

Depreciation starts on the day when the asset was placed into operation and it is over when the useful life of the asset elapsed or the day the asset cancelled from the books for any reason. The Company recorded the depreciation monthly in proportion to the days of the given month.

The Company determines residual values for those groups of assets where the residual values are considered to be significant. Residual value is considered to be significant if the expected realizable value exceeds the expected scrap value when the asset is taken out of service. The Company determines residual value for buildings and vehicles. Residual value is not considered to be significant for intangible assets and other groups of the tangible fixed assets. The Company applies residual values only for assets capitalized after January 1, 2001. No residual value is calculated for additional capitalization on assets purchased before January 1, 2001.

Applied residual value:

Buildings:	Determined individually based on the location of the building as well as the expected future useful life and usage of the building.

Vehicles:

personal cars for personal use: 30 per cent of the acquisition cost passenger cars for business use: 30 per cent of the acquisition cost trucks under 3.5 tons: 30 per cent of the acquisition cost
trucks above 3.5 tons: 20 per cent of the acquisition cost
transport vehicles: 10 per cent of the acquisition cost.

Useful lives are determined based on generally accepted international telecommunication industry practices and development potentials. Magyar Telekom Plc. regularly reviews the useful lives of fixed assets and modifies them if necessary. The Company records the value of all tangible fixed assets below HUF 50,000 immediately as depreciation expense, except for those that are serving the operation of the telecom network directly; are part of the subscriber network; those installed telecom software operating solely on telecom hardware and in addition the categories of assets defined in the asset accounting module of SAP.

The Company records extraordinary depreciation in cases where the value of the assets permanently decreased due to the fact that it is no longer needed, spoiled or destroyed, or if the book value is permanently and significantly in excess of the market value. In the absence of other reliable estimates the market value of the asset is determined using expected discounted cashflow analysis.

In case the market value of the individual asset that has been impaired before significantly exceeds its carrying value, the Company records a reversal of extraordinary depreciation and classifies the related income as other revenue.

Capitalized value of foundation and restructuring

The Company does not capitalize foundation and restructuring costs.

Capitalized value of research and development

The Company does not capitalize research and development costs.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Goodwill

That part of the cost of an acquisition of a subsidiary with qualified majority (at least 75 per cent ownership) which is calculated as the difference between the fair value of the acquired assets less the assumed liabilities (valued according to the Hungarian Act on Accounting) and the acquisition cost is recorded as goodwill if the acquisition cost is higher. The Company does not record amortization on goodwill recognized after January 1, 2005 unless impairment is required. The Company applies the straight-line amortization method for goodwill recognized earlier.

Intellectual property

Since 2005 only those assets have been recorded as intellectual property which are in the ownership of the Company. The useful life of intellectual property is generally 5 years.

Those intellectual properties where the Company has only the rights of use are recorded as Rights. Their useful life are those of intellectual property.

Own work capitalized

Direct costs incurred in the construction of property, plant and equipment manufactured by the Company are capitalized. The Company records materials provided to subcontractors at delivery as construction in progress.

Financial investments

Long term investments in subsidiaries are recorded at cost when established or at original purchase price less goodwill when acquired. At the end of the financial year, the Company’s investments are impaired if the market value of the equity investment is permanently and significantly lower than its book value. The impairment review is carried out on an individual basis.

Loans granted include loans to subsidiaries, associated companies and other companies as well as long term loans given to employees for housing purposes.

Recognition and measurement of current assets

Inventories

Goods are valued at cost using standard price method and raw materials using the weighted average cost formula. Inventories include materials and assets whose future usage can not be determined at the time of purchase (i.e. whether they will be used for an investment project or maintenance). Inventories also include advance payments on inventories and assets held for sale reclassified from tangible fixed assets.

Tangible fixed assets reclassified to inventories are valued on an individual basis. Besides these assets Magyar Telekom Plc. considers its inventories as low value items. Impairments of inventories purchased within a year are determined by a so-called Price Trend Report. If the current average price is higher by 20 per cent than the last month average price invoiced then the article has to be impaired to the average price of the last month.

Inventories purchased over a year ago are impaired in proportion to a percentage of their book value.

Measure of impairment on new materials:

• inventories from 12 to 24 months	35 per cent impairment
• inventories from 24 months	60 per cent impairment

Measure of impairment on used or repaired materials:

• inventories from 6 to 12 months	5 per cent impairment
• inventories from 12 to 24 months	50 per cent impairment
• inventories from 24 months	100 per cent impairment

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Trade receivables and other receivables

The balance of trade receivables reflects invoiced amounts accepted by the customers and does not include any unrecoverable and unaccepted receivables.

Impairment of trade receivables is assessed on two levels. Trade receivables that are individually significant and the ones that are not individually significant are separated. Magyar Telekom Plc. decided to consider items above HUF 200 million to be individually significant for the purposes of assessing accounts receivables for impairment.

In case of items that are individually not significant it is also assessed individually whether objective evidence of impairment exists. These items have to be assessed individually and amount of impairment have to be calculated on them.

Magyar Telekom Plc. considers the following items to be included in this category:

•                  receivables from domestic and international fixed line service providers

•                  receivables from domestic and international mobile service providers (roaming, interconnect, interworking)

•                  receivables under liquidation, bankruptcy proceedings

•                  other (non trade) receivables

Based on the Section 55. (2) of Act C/2000 on accounting the amount of loss in value may also be established as a percentage of the amount of such receivables registered in the books (collective assessment of impairment). Magyar Telekom Plc. evaluates the telecommunications customers - concerning their high volume - with the method of collective assessment (ageing) and the impairment is set out in percentages.

The Company set up the impairment categories according to customer groups with similar credit risk exposure.

In case of invoices with instalments the amount of impairment is based on due dates of each instalment.

The Company does not impair receivables from related parties and non current loans granted to related parties except in case an individual item having an objective evidence for impairment.

Accounts receivable and payable related to international telecommunications traffic are stated at gross value, even though the financial settlement of the balance is performed on a net basis.

Magyar Telekom Plc. measures its foreign currency receivables at year-end at the official exchange rate of the Hungarian National Bank (“MNB”) as of December 31.

Securities

Securities in current assets include the original cost of bonds, shares, other securities held for sale and the repurchase value of treasury stock.

LIABILITIES AND SHAREHOLDER’S EQUITY

Valuation reserve

Until further decision, Magyar Telekom Plc. does not apply the allowed alternative treatment in the Hungarian Accounting Regulations for the recognition of the valuation reserve.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Restricted reserve

Magyar Telekom Plc. records restricted amounts from capital reserves and retained earnings as restricted reserve. The repurchase value (acquisition cost) of the repurchased treasury stock is recorded in restricted reserve and the amount of development reserves according to the Corporate Tax Act.

Provisions

Main items include:

•                  early retirement payment liabilities

•                  severance payment liabilities

•                  contingent liabilities and commitments

•                  environmental liabilities

•                  guarantee liabilities determined by law

•                  future demolition or recovery liabilities deriving from a contract

•                  provision related to valuation of derivatives

Valuation of items in foreign currencies

Receivables and liabilities denominated in foreign currencies are valued at the official exchange rate of MNB on December 31.

Derivatives

The Company records derivatives (forward F/X deals and swap deals) among off-balance sheet items as commitments or future receivables on transaction price.

The Company calculates the fair value of every derivatives as of the balance sheet date and discloses it in the Notes. In addition the Company creates provision for expected losses related to commitments from derivatives, represented by the negative fair value of the transactions.

Measurement principles applied in the preparation of the Income Statement

Based on the Section 74. (2) of Act C/2000 on accounting the exports sales revenue includes the value of sales and services supplied to non-resident customer regardless of the location of the services provided, except the customer is non-residential in the territory of Hungarian Republic and has not officially informed Magyar Telekom Plc. (e.g. nonresident customer - whose registered office, place of abode or permanent residence is situated abroad - buys phone sets in a T-Pont).

Revenues and expenses are recognized in line with the accrual concept of accounting. Non-realized exchange rate differences are recognized as follows:

•                  if the net balance of non-realized foreign exchange gain and loss is a gain, it is recorded as other revenue from financial transactions,

•                  if the net balance is a loss, it is recorded as other expenses from financial transactions.

The Company recognizes dividends approved by the General Meeting of the subsidiaries and associates in the year following the one they relate to. Interim dividends paid by the subsidiaries and associates are recorded as liability until final approval.

The fees paid by Magyar Telekom Plc. to carrier, mobile and international service providers for call termination are invoiced to the customers by Magyar Telekom Plc. Therefore the payments for calls initiated in Magyar Telekom Plc.’s network and terminated by carrier, mobile and international service providers as well as payments for leased lines

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

(both domestic and international) are recorded and disclosed as intermediated services disclosed as costs of services sold.

Extraordinary items are disclosed in the Notes.

Revenues and expenses not directly related to the ordinary operations are disclosed as extraordinary items.

OTHER

Magyar Telekom Plc. pays special attention to meeting environmental protection regulations in its activities. The necessary power supply batteries used in switches and power generators and used cell phones are stored and neutralized in accordance with the applicable environmental protection laws.

The Company did not incur penalty expenses due to environmental liabilities.

4. Summary of the Company’s financial position and liquidity

The Company’s financial position and liquidity as of December 31, 2008 and 2009 are represented by the following financial ratios:

	2008	2009
Liquidity ratio (= current assets / current liabilities)	0.39	0.39
Operating margin (= operating profit / (sales revenues + other revenues))	0.18	0.15
Operating return on assets (= operating profit / total assets)	0.1	0.08
Leverage ratio (= non current liabilities / (non current liabilities + equity))	0.42	0.45

The increase in leverage ratio is due to the increase in owner’s loans from Deutsche Telekom Finance B ..V.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The following is the cashflow statement for the years ended on December 31, 2008 and 2009:

All amounts in millions of HUF.

		2008	2009

I. Cash flows from operating activities (lines 1-14)		57,074	29,874

1. Profit before income tax (before dividend received)	(+/-)	65,225	43,724
2. Depreciation and amortization	(+)	88,104	82,659
3. Impairment losses charged and reversed	(+/-)	3,245	11,169
4. Change in provisions	(+/-)	-1,966	-587
5. Profit or loss on the sale of non current assets	(+/-)	-2,323	-172
6. Change in accounts payable (1)	(+/-)	3,559	4,518
7. Change in other current liabilities (1)	(+/-)	-9,625	2,429
8. Change in accruals	(+/-)	-1,655	-1,692
9. Change in accounts receivable	(+/-)	1,627	-10,505
10. Change in current assets (without accounts receivable and cash and cash equivalents)	(+/-)	-7,860	-16,952
11. Change in prepayments	(+/-)	2,920	-3,998
12. Income tax paid	(—)	-3,046	-1,900
13. Dividend paid/payable	(—)	-77,052	-77,052
14. Other non cash items	(+/-)	-4,079	-1,767

II. Cash flows from investing activities (lines 15-17)		-42,141	-68,524

15. Acquisition of fixed assets and financial investments	(—)	-85,589	-100,437
16. Proceeds from sale of non current assets	(+)	5,972	504
17. Dividends and advanced dividends received	(+)	37,476	31,409

III. Cash flows from financing activities (lines 18-29)		17,783	12,202

18. Proceeds from issue of shares	(+)	0	0
19. Proceeds from the issuance of bonds	(+)	0	0
20. Loans received	(+)	139,979	198,952
21. Redemption from non current loans granted and bank deposits	(+)	19,287	11,348
22. Non-repayable liquid assets received	(+)	0	0
23. Share capital decrease	(—)	0	0
24. Treasury stock repurchases	(—)	0	0
25. Repayment of bonds	(—)	0	0
26. Repayment of loans	(—)	-124,467	-188,880
27. Non current loans granted and bank deposits	(—)	-14,445	-8,474
28. Non-repayable donations given	(—)	-129	-7
29. Change in liabilities to founders and other non current liabilities	(+/-)	-2,442	-737

IV. Change in liquid assets (lines I. + II. + III.)	(+/-)	32,716	-26,448

Cash at the beginning of the year		3,912	36,628
Cash at year-end		36,628	10,180

(1) The change in suppliers of assets in course of construction related to subsidiaries amounted to HUF 1,247 million increase in 2008 and HUF 42 million increase in 2009 are corrected in the caption of ‘Change in other current liabilities’ in 2008. In 2009 this was reviewed and corrected from the caption of ‘Change in accounts payable’. For the purpose of ensuring the comparison the 2008 year’s data was modified accordingly.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

5. Intangible fixed assets

The following table is a summary of intangible fixed asset movements between January 1, 2008 and December 31, 2009:

	Capitalized		Intellectual
	costs of R&D	Rights	property	Goodwill	Total
GROSS BOOK VALUE
Opening balance as of January 1, 2008	0	146,333	12,267	218,346	376,946
Additions	0	13,311	949	1,374	15,634
Disposals	0	4,967	0	0	4,967
Reclassifications	0	-72	24	0	-48
Balance as of December 31, 2008	0	154,605	13,240	219,720	387,565
Additions	0	12,192	634	1,585	14,411
Additions due to merger	0	2,952	796	100	3,848
Disposals	0	2,591	13	0	2,604
Reclassifications	0	510	-15	0	495
Balance as of December 31, 2009	0	167,668	14,642	221,405	403,715

AMORTIZATION

Opening balance as of January 1, 2008	0	83,802	8,765	60,279	152,846
Charge for the year	0	15,175	875	10,137	26,187
Impairment	0	0	0	883	883
Disposals	0	4,929	0	0	4,929
Reclassifications	0	-4	0	0	-4
Balance as of December 31, 2008	0	94,044	9,640	71,299	174,983
Charge for the year	0	16,212	562	10,130	26,904
Impairment	0	0	0	256	256
Additions due to merger	0	1,959	408	0	2,367
Disposals	0	2,528	12	0	2,540
Reclassifications	0	-1	0	0	-1
Balance as of December 31, 2009	0	109,686	10,598	81,685	201,969

NET BOOK VALUE
as of December 31, 2008	0	60,561	3,600	148,421	212,582

NET BOOK VALUE
as of December 31, 2009	0	57,982	4,044	139,720	201,746

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Rights

The gross value of rights increased by HUF 15,144 million in the current year. Significant part of this increment (HUF 10,621 million) was caused by capitalizations and additional capitalizations of IT systems software rights of use (HUF 5,027 million), other software rights of use (HUF 2,332 million) and other rights (HUF 466 million), as well as the increases from the merger of T-Kábel into Magyar Telekom Plc. (Rights in the amount of HUF 2,225 million and Other rights in the amount of HUF 571 million).

The decrease is mainly due to inventory shortage of service supporting systems (gross value is HUF 747 million, net value is zero), the scrapping of obsolete software rights not to be used for other purposes (gross value is HUF 1,170 million, net value is zero) and software of centers linked to operating base stations (NOC-NIS) (gross value is HUF 360 million, net value is zero).

Intellectual properties

The increase is mainly due to the capitalization of other own software in the amount of HUF 600 million and the increment resulting from the merger of T-Kábel into Magyar Telekom Plc. in the amount of HUF 796 million under the same class of assets.

In 2009, the Company reviewed the useful lives of intangible assets similar to previous years and executed the changes in useful lives where the Company deemed it necessary. In consequence, HUF 1,032 million less amortization was charged for 2009.

Goodwill

In 2009, the Company purchased 100 per cent of the shares of KFKI Direkt Kft., ISH Informatikai Kft. and ISH Kft. In these transactions HUF 45 million (KFKI Direkt Kft.) and HUF 1,424 million (ISH Informatika Kft.) goodwill were recognized.

Also in 2009, connected to the subsequent correction of the purchase price of KFKI Rendszerintegrációs Zrt., IWIW Szolgáltató Kft. and M-Factory Kft. further HUF 78 million, HUF 13 million and HUF 25 million goodwill were recognized, respectively.

Goodwill was increased by HUF 100 million due to the merger of T-Kábel into Magyar Telekom Plc. as of September 30, 2009 in relation to Dél-Vonal Kft.

During 2009 HUF 10,130 million amortization was charged on goodwill.

Impairment in the amount of HUF 256 million was recorded on goodwill of which HUF 206 million comes from the reduction of M-Factory Kft.’s goodwill to the market value calculated on the basis of a DFC model based on a ten-year business plan and HUF 50 million comes from the reduction of Orbitel E.A.D.’s goodwill (purchased in 2007) to the return value calculated from the purchase offer on the investment.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The movements in gross value and amortization of goodwill in 2008 and 2009 are summarized as follows:

		Gross book	Accumulated	Net book		Amort’n	Net book
	Remaining	value as of	amort’n as of	value as of	Goodwill	and reclass.	value as of
	useful life	December	December	December	recorded in	charge in	December
Description	(month)	31, 2008	31, 2008	31, 2008	2009	2009	31, 2009

T-Mobile Magyarország Távközlési Rt.	144	181,948	-63,725	118,223	0	-9,115	109,108

KFKI Rendszerintegrációs Zrt.	0	8,718	0	8,718	78	0	8,796

EMITEL Távközlési Zrt.	113	10,501	-4,367	6,134	0	-589	5,545

Stonebridge Communication A.D.	162	7,507	-1,833	5,674	0	-392	5,282

Dataplex Kft.	0	4,793	0	4,793	0	0	4,793

IWIW Szolgáltató Kft.	0	1,142	0	1,142	13	0	1,155

IQSYS Zrt.	0	1,132	0	1,132	0	0	1,132

Orbitel A.D.	0	933	-883	50	0	-50	0

Combridge S.R.L.	0	818	0	818	0	0	818

Novatel EOOD	0	447	0	447	0	0	447

M-Factory Kft.	0	977	0	977	25	-206	796

Adnetwork Online Marketing Kft.	0	174	0	174	0	0	174

Integris-Rendszerház Kft. (Rába Szolgáltatóház Kft.)	37	306	-167	139	0	-34	105

Alba Internet Adatbank és Informatikai Kft.	0	70	-70	0	0	0	0

KIBU Innováció Kft.	0	58	-58	0	0	0	0

Telemacedonia A.D.	0	3	-3	0	0	0	0

BCN Rendszerház Kft.	0	193	-193	0	0	0	0

KFKI Direkt Kft.	0	0	0	0	45	0	45

Dél-Vonal Kft.	0	0	0	0	100	0	100

ISH Informatikai Kft.	0	0	0	0	1,424	0	1,424

Total		219,720	-71,299	148,421	1,685	-10,386	139,720

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

6. Tangible fixed assets

The following table is a summary of tangible fixed asset movements - without construction in progress and advance payments for construction in progress - between January 1, 2008 and December 31, 2009:

		Technical
		equipment,
	Real estate and	machinery and	Other equipment
GROSS BOOK VALUE	related rights	vehicles	and vehicles	Total
Opening balance as of January 1, 2008	368,606	599,215	74,690	1,042,511
Additions	11,972	38,278	5,935	56,185
Disposals	6,462	18,009	3,125	27,596
Reclassifications	-6,350	6,892	-661	-119
Balance as of December 31, 2008	367,766	626,376	76,839	1,070,981
Additions	20,841	39,236	5,448	65,525
Additions due to merger	14,181	12,980	720	27,881
Disposals	1,154	13,333	2,822	17,309
Reclassifications	-780	341	-355	-794
Balance as of December 31, 2009	400,854	665,600	79,830	1,146,284

DEPRECIATION

Opening balance as of January 1, 2008	132,352	441,461	61,819	635,632
Charge for the year	12,868	43,232	5,393	61,493
Impairment	9	1	1	11
Disposals	3,019	16,624	2,740	22,383
Reclassifications	-2,811	3,141	-354	-24
Balance as of December 31, 2008	139,399	471,211	64,119	674,729
Charge for the year	13,457	36,963	4,888	55,308
Impairment	450	1	2	453
Additions due to merger	5,930	8,811	402	15,143
Disposals	826	12,541	2,573	15,940
Reclassifications	-348	238	-251	-361
Balance as of December 31, 2009	158,062	504,683	66,587	729,332
NET BOOK VALUE
as of December 31, 2008	228,367	155,165	12,720	396,252
NET BOOK VALUE
as of December 31, 2009	242,792	160,917	13,243	416,952

Further details are disclosed in Appendix 1.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Real estate and related rights

Increase in real estate and related rights amounted to HUF 35,022 million in gross value of which the most significant items are:

Buildings and other real estates increased by HUF 4,680 million in gross value (see Appendix 1) of which the antenna towers built on land not owned by the Company amounted to HUF 1,775 million and renovating/improving the long-life structured buildings amounted to HUF 1,311 million were the most significant. The increase due to the merger of T-Kábel into Magyar Telekom Plc. is HUF 98 million.

Gross value of telecommunication networks increased by HUF 30,003 million (see Appendix 1) of which the significant items are:

• cable TV covered house-network (from merger of T-Kábel into Magyar Telekom Plc.) amounted to HUF 9,030 million,

• cable TV coaxial house-network (from merger of T-Kábel into Magyar Telekom Plc.) amounted to HUF 3,468 million,

• cable TV optical network (from merger of T-Kábel into Magyar Telekom Plc.) amounted to HUF 976 million,

• copper wire overground telecom cables for local network amounted to HUF 3,262 million,

• DVB-S infrastructure (Digital Video Broadcasting-Satellite) amounted to HUF 3,086 million,

• fiber optic telecom cables of local network pulled in ducts amounted to HUF 2,614 million,

• copper wire telecom cables of local network pulled in ducts amounted to HUF 1,486 million,

• ducts amounted to HUF 1,316 million,

• inground copper wire telecom cables for local network amounted to HUF 1,044 million,

• fiber optic overground telecom cables for local network amounted to HUF 1,042 million.

The decrease in real estate and related rights is mainly due to

• the sale of

•                  rental right of international connection - United Kingdom-United States of America-France - (gross value: HUF 166 million, net value: HUF 14 million)

• scrapping and partial scrapping of which the significant items are:

•                  copper wire overground telecom cables for local network (gross value: HUF 364 million, net value: HUF 147 million),

•                  telephone booths (gross value: HUF 126 million, net value: HUF 1 million),

•                  construction works on rented buildings (gross value: HUF 112 million, net value is zero).

Impairment was recorded in the amount of HUF 450 million of which the most significant item is the rental right of international connections (HUF 303 million). The reason of impairment is the cancellation of connections namely their technical detachment from the network of Magyar Telekom Plc. Connected to these assets revenues will no longer incur for Magyar Telekom Plc.

The most significant item in reclassifications was the reclassification of long-life structured buildings held for sale to current assets amounting to HUF 646 million in gross value (its amortization is HUF 268 million).

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Technical equipment, machinery and vehicles

Increase is due the capitalization and extension of telecommunication equipment of HUF 52,216 million of which the significant items are:

• DVBS-STB (set top box) amounted to HUF 7,076 million,

• CE routers and 3 play equipment amounted to HUF 4,035 million,

• BTS-GSM (900-1800) radio communications equipment amounted to HUF 2,407 million,

• routers amounted to HUF 2,130 million,

• BTS-UMTS radio communications equipment amounted to HUF 2,128 million,

• GSM access network control device amounted to HUF 1,609 million,

• control and management of mobile central network amounted to HUF 1,556 million

• construction engineering equipment amounted to HUF 1,422 million.

Significant increasing items from the merger of T-Kábel into Magyar Telekom Plc.:

• cable TV coaxial covered active and passive components amounted to HUF 6,350 million,

• cable TV house network active and passive equipment amounted to HUF 3,133 million,

• optical cable TV transmission equipment amounted to HUF 2,717 million.

Decrease is mainly due to scrapping of obsolete assets amounted to HUF 13,333 million in gross value of which the significant items are:

• point-to-multipoint structured subscriber microwave equipment in the 1.5 GHz frequency band serving telephony and data transmission purposes (gross value: HUF 1,277 million, net value is zero),

• hardware of centers linked to operating base stations (NOC-NIS) (gross value: HUF 933 million, net value is zero),

• BTS-GSM (900-1800) radio communications equipment (gross value: HUF 884 million, net value: HUF 174 million),

• onground microwave telecommunication equipment (gross value: HUF 828 million, net value: HUF 6 million),

• construction engineering equipment (gross value: HUF 616 million, net value: HUF 67 million).

Other equipment and vehicles

From the HUF 6,168 million increase of other equipment and vehicles HUF 720 million is due to the merger of T-Kábel into Magyar Telekom Plc. Further significant items are the capitalization and extension of servers (HUF 1,038 million), the capitalization of IT system hardware (HUF 930 million) and the capitalization of computer peripherals not serving the core activities (HUF 721 million).

The HUF 2,822 million decrease in gross value of other equipment and vehicles is due to the sale and scrapping of equipment of which the significant items are:

• sale of passenger cars (gross value: HUF 434 million, net value: HUF 158 million),

• scrappings:

•      computer peripherals not serving directly the core activities (gross value: HUF 362 million, net value: HUF 4 million),

•      IT systems hardware (mobile) (gross value: HUF 340 million, net value: HUF 1 million),

•      equipment with development and testing purposes (gross value: HUF 232 million, net value is zero),

•      instruments (gross value: HUF 144 million, net value: HUF 2 million),

•      servers and system support IT equipment (gross value: HUF 252 million, net value is zero),

•      furniture (gross value: HUF 240 million, net value: HUF 5 million).

In 2009, the Company reviewed the useful life of tangible assets similar to previous years and executed the changes in useful lives where the Company deemed it necessary. In consequence, HUF 2,220 million less depreciation was charged for 2009.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

7. Non current investments in related parties

As of December 31, 2008 and 2009, the Company’s non current investments are summarized as follows (further details on investments (ownership, voting rights, owners’ equity data) are disclosed in Appendix 2):

	Ownership	Ownership
	direct (%)	indirect (%)	Net book value
	2009		2008	2009
Stonebridge Communication A.D. (under liquidation)	100.00		94,546	94,764
Crnogorski Telekom A.D.	76.53		38,539	39,413
Investel Zrt.	100.00		9,029	9,029
Pro-M Zrt.	100.00		8,200	8,200
KFKI Rendszerintegrációs Zrt.	100.00		5,155	5,155
Origo Zrt. (previously T-Online Zrt.)	100.00		2,049	3,549
ViDaNet Zrt.	67.50	22.50	2,836	2,836
Dataplex Kft.	100.00		2,005	2,005
Combridge S.R.L.	100.00		1,959	2,004
Telekom Média Holding Zrt.	100.00		0	1,745
ISH Informatikai Kft.	100.00		0	1,587
Orbitel A.D.	100.00		1,724	1,421
IQSYS Zrt.	100.00		1,375	1,375
Novatel E.O.O.D	100.00		662	677
EurAccount Kft.	99.00	1.00	446	446
EPT Nyrt.	97.20		304	304
KFKI Direkt Kft.	100.00		0	264
M-Factory Zrt.	100.00		63	63
HUNSAT Zrt.	50.00		50	50
Telemacedonia A.D.	100.00		22	22
Tele-Data Kft.	50.98		20	20
Budakalász KTV Kft.	25.00		0	20
KIBU Innováció Kft. (X-Byte Kft.)	99.20	0.80	86	19
Mindentudás Egyeteme Tudományos	60.00		3	3
Közhasznú Nonprofit Kft.
ISH Kereskedelmi Kft.	100.00		0	3
T-Kábel Magyarország Kft.	0	0	2,359	0
IKO-Telekom Zrt.	0	0	1,600	0
ViaBridge Telecommunications H. L.	0	0	106	0
(liquidation concluded) Novatel Ukraine L.L.C.	99.94	0.06	73	0
Total			173,211	174,974

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Significant changes of Non current investments in subsidiaries in 2008 and in 2009

In 2008, certain companies were cancelled from the Company’s books because of mergers (T-Systems Hungary Kft., Integris Rendszerház Kft. and BCN Rendszerház Kft.).

During 2008 certain subsidiaries increased their capitals (Dataplex Kft. by HUF 950 million, Combridge S.R.L. by HUF 1,726 million).

The Company purchased further IQSYS shares in the a mount of HUF 1,456 million.

Gabriele 17 GmbH was sold and the investment with a net book value of HUF 7 million was cancelled from the books. Because of liquidation ProMoKom Zrt. was also cancelled from the books in the amount of HUF 18 million.

In 2009 there were new acquisitions. Magyar Telekom Plc. purchased KFKI Direkt Kft. which increased the amount of investments by HUF 264 million. 100 per cent shares of International System House Infromatikai Kft. and International System House Kereskedelmi és Szoftverfejlesztő Kft. were also acquired. The two investments together increased the amount of investments by HUF 1,590 million.

Magyar Telekom Plc. as a shareholder retired from IKO-Telekom Média Holding Zrt. and the investment was cancelled from the books. After the secession Telekom Média Holding Zrt. was established which is solely owned by Magyar Telekom Plc. The new investment increased the balance of non current investments by HUF 1,745 million.

In 2009, the book value of investment in Origo Zrt. increased by HUF 1,500 million due to capital increase.

In 2009, ViaBridge Telecommunications H.L.’s liquidation procedure was closed and the investment was cancelled from the Company’s books.

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2009 decided on the merger of T-Kábel Magyarország Kft. into Magyar Telekom Plc. The transformation was registered by the Court of Registry with effect from September 30, 2009. After the merger the Company cancelled the investment in T-Kábel Magyarország Kft. from its books.

After the merger Budakalász KTV Kft. - which was earlier an investment of T-Kábel Magyarország Kft. - was recorded in the books of Magyar Telekom Plc. with a book value of HUF 20 million.

As a consequence of some statements in the minutes of investigation into certain consultancy contracts (mentioned in Note 1) the book value of the investment in Stonebridge Communications A.D. decreased by HUF 1,862 million.

HUF 3,045 million was recorded as foreign exchange difference on foreign investments at the balance sheet date. This amount increased the book value of non current investments.

During 2009 HUF 475 million impairment was recorded related to investments of which the most significant item is the impairment of Orbitel A.D. in the amount of HUF 335 million. Further impairment was recorded relating to the investments in Novatel Ukraine L.L.C. (HUF 73 million) and in KIBU Innováció Kft. (HUF 67 million).

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Stonebridge Communications A.D. (Stonebridge A.D.)

In December 2000, Magyar Telekom Plc., on behalf of a consortium, reached an agreement with the government of Macedonia to purchase 51 percent of MakTel on its privatization. The 51 percent ownership acquired by Magyar Telekom Plc. was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge A.D., which is a holding company residing in Skopje. Magyar Telekom Plc.’s has 100 per cent share in Stonebridge A.D. since 2004.

Crnogorski Telekom A.D.

In 2004, the Montenegrin Privatization Agency issued a tender for the sale of a 51.12 per cent stake in the Montenegrin Telecommunications Company (TCG). Magyar Telekom Plc. won the tender.

Crnogorski Telekom A.D. is the leading telecommunication service provider of Montenegro. The share purchase agreement was signed on March 15, 2005 in the amount of EUR 114 million.

In 2005, Magyar Telekom Plc. acquired a further 25.41 per cent share for EUR 27 million based on an agreement with minority shareholders.

Investel Magyar Távközlési Befektetési Zrt. (Investel Zrt.)

Investel Zrt. was established in 1991 with the majority ownership of Magyar Telekom Plc. Currently it performs proprietorial and trustee tasks in certain subsidiaries of Magyar Telekom Plc.

In 2007 EGERTEL Zrt. merged into Investel Zrt.

Pro-M Professzionális Mobilrádió Zrt. (Pro-M Zrt.)

Magyar Telekom Plc. took a decision in 2005 to establish Pro-M Professzionális Mobilrádió Zrt. (Pro-M Zrt.) and it was registered at Court of Registry in 2006. The company was established to design, implement and install a wireless network (EDR) using TETRA technology and provides this service for exclusively to certain organizations (e.g. police, ambulance, etc.). The EDR agreement with the Prime Minister’s Office is for a period of ten years.

KFKI Rendszerintegrációs Zrt.

In 2006 Magyar Telekom Plc. purchased the 100 per cent ownership in KFKI (KFKI-LNX) Zrt. The company had further two subsidiaries: ICON Zrt. and IQSYS Zrt. All three were significant in Hungary’s IT service sector.  BCN Rendszerház Kft. and ICON Zrt. merged into the company with effect of December 31, 2007. In 2008 KFKI Zrt. sold its investment in IQSYS Zrt. to Magyar Telekom Plc.

ViDaNet Kábeltelevíziós Szolgáltató Zrt. (ViDaNet Zrt.)

ViDaNet Zrt. was established in 2003 by the merger of several companies for providing cable television services. Magyar Telekom Plc.’s direct and indirect ownership in total is 90 per cent and has 49 per cent voting right in the company.

T-Kábel Magyarország Kábeltelevíziós Szolgáltató Kft. (T-Kábel Magyarország Kft.)

In 1998, Magyar Telekom Plc. established MatávkábelTV Kft. to provide cable television services.

MatávkábelTV Kft. changed its name to T-Kábel Magyarország Kábeltelevíziós Szolgáltató Kft. (T-Kábel Magyarország Kft.) in 2005 and continued its activities under that name. In 2009 the company merged into Magyar Telekom Plc.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Origo Média és Kommunikációs Szolgáltató Zrt. (Origo Zrt.) - previously T-Online Magyarország Internet Szolgáltató Zrt.

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2007 decided on the merger of the access business line of T-Online Magyarország Zrt. into Magyar Telekom Plc.

The internet and content providing business line of T-Online Magyarország Zrt. continues its activities under the name of Origo Média és Kommunikációs Szolgáltató Zrt. In 2009, Magyar Telekom Plc. decided to increase its share capital by private placement of 179,870 pieces of shares with face value of HUF 100 (on HUF 8,339.40 issue amount). After this transaction the company’s share capital changed to HUF 300 million.

Dataplex Infokommunikációs Infrastruktúra Szolgáltató és Ingatlanhasznosító Kft. (Dataplex Kft.)

On December 12, 2005, Magyar Telekom Plc. signed an agreement on purchasing the 100 per cent ownership of Dataplex Kft. The company is a major player in Hungary’s IT service sector.

After the approval of the Hungarian Competition Authority the Court of Registry registered the transaction on April 20, 2006.

Combridge S.R.L.

The company is an alternative telecommunication service provider of Romania. Its main activities are: international and domestic leased line connection, international internet access, international IPVPN services, roaming services and international VoIP call termination. In 2007, Magyar Telekom Plc. purchased the share of Combridge S.R.L from ViaBridge Ltd.

Orbitel E.A.D.

The company is an alternative telecommunication service provider of Bulgaria and purchased by Magyar Telekom Plc. through ViaBridge Ltd. in 2006. Its main activities are: voice service, providing connection between sites, leased line and IPVPN services and system (network) integration. In 2007, Magyar Telekom Plc. purchased the share of Orbitel A.D. from ViaBridge Ltd. In 2009 Magyar Telekom Plc. notified the Bulgarian Competiton Authority about the intention to sell its investment in the company. The Authority approved the transaction in January, 2010 and so the contract of sale on the investment successfully concluded on January 28, 2010.

IKO-TELEKOM Média Holding Zrt. (IKO-TELEKOM Zrt.)

IKO-Telekom Zrt. was established in 2005. The company is jointly controlled by Magyar Telekom Plc. and IKO Productions Kft. with the aim of merging their interests in Magyar RTL Televízió Rt. and providing interactive and premium rate content services. In April, 2008 the owners decided to demerge the company by separation which was made in 2009. Magyar Telekom Plc. as a shareholder demerged from IKO-Telekom Média Holding Zrt. and the investment was cancelled from the books in 2009.

IQSYS Informatikai Zrt. (IQSYS Zrt.)

IQSYS Zrt. was established in 1990. The company’s main activities are: releasing software, wholesale of computers and software, reproduction of computer storage media, data processing and repair of office computers.

In 2007 Magyar Telekom Plc. purchased 0.3 per cent direct ownership in the amount of HUF 15 million. T-Systems Hungary Kft. and Integris Rendszerház Kft. merged into IQSYS Zrt. with effect from December 31, 2007.

In 2008 the Magyar Telekom Plc. purchased further shares and acquired 100 per cent ownership in the company.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Novatel E.O.O.D.

The company was established in 2004 with headquarters in Bulgaria. The company’s main activities are: international and domestic leased line connection, international internet access and IPVPN services, roaming services, infocommunication business solutions and international call termination. The company was owned by ViaBridge Ltd. until Magyar Telekom Plc. purchased it in 2007.

EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (EurAccount Kft.)

EurAccount Kft. was established on March 1, 2005 by Magyar Telekom Plc. The company provides booking and accounting services for Magyar Telekom Plc. and its subsidiaries.

Elsó Pesti Telefontársaság Nyrt. (EPT Nyrt.)

EPT Nyrt. was established in 1992. At present the company provides IP based international and domestic telecommunication and call center services.

ViaBridge Telecommunications Holding Limited (ViaBridge Ltd.)

The company was established in 2004 with headquarter in Malta owned by Magyar Telekom Plc.’s 100 per cent direct and indirect ownership in total. Its aim was to manage Magyar Telekom Plc.’s small foreign investments as a holding. In 2007 Magyar Telekom Plc. purchased the company’s investments acquiring 100 per cent direct ownership in them. In 2008 Magyar Telekom Plc. decided on the liquidation of the company which was completed in 2009. The investment was cancelled from Magyar Telekom Plc.’s books in 2009.

KIBU Innováció Kft.

The company was established in 1989 under the name of X-Byte Kft. Magyar Telekom Plc. has become 100 per cent owner of the company in 2005. The company changed its name to KIBU Innováció Kft. in 2007. Its activity is technical research and development as a nonprofit organization. KIBU is the Magyar Telekom Plc.’s innovation labor for young researchers who are interested in the convergence of mobile communication, online communities and urban space and are passionate about creating experimental projects in cross-disciplinary teams.

Novatel UKRAINE LLC

Magyar Telekom Plc. established NOVATEL Ukraine Limited Liability Company in 2005. The company’s main activity is to sale certain products of Magyar Telekom Plc. in Ukraine.

M-Factory Kommunikációs Szolgáltató Zrt.

In January 2007 Magyar Telekom Plc. purchased 100 per cent of Mobilpress Zrt.’s shares and 75.05 per cent share in M-Factory Kommunikációs Szolgáltató Kft. During 2007 the M-Factory Kft. merged into Mobilpress Zrt. The successor company’s name was changed to M-Factory Kommunikációs Szolgáltató Zrt. As a result of the transformation, Magyar Telekom Plc.’s ownership in the company changed to 92 per cent. In 2008 Magyar Telekom Plc. purchased the remaining 8 per cent of shares and increased its ownership to 100 per cent.

Mindentudás Egyeteme Tudományos Közhasznú Nonprofit Kft.

The company was established in 2004 (under the name of Mindentudás Egyeteme Kht.) by Magyar Telekom Plc., the Hungarian Academy of Sciences and T-Online Magyarország Zrt. The purpose of its public activity is to organize public courses through media and other telecommunication means to help spreading knowledge of highly interesting scientific topics. The company conducts its business activities to accomplish its main purposes without endangering it.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The proportion of Magyar Telekom Plc.’s direct share in the company changed from 40 per cent to 60 per cent subsequent to the merger of T-Online Zrt.’s access business line into Magyar Telekom Plc in 2007.

ISH International System House Informatika Kft. (ISH Informatika Kft.) and International System House Kereskedelmi és Szoftverfejlesztó Kft. (ISH Kft)

Main activity of ISH Kft. (established in 1996) and ISH Informatika Kft. (established in 2009 by demerge from ISH Kft.) is computer programming. ISH Informatika Kft. provides complex medical IT solutions, IT systems and services for its domestic and foreign customers. In 2009, Magyar Telekom Plc. acquired the 100 per cent shares of ISH Informatika Kft. and ISH Kft. and so became the sole owner of the companies. The transaction was approved by the Hungarian Competition Authority.

Telekom Média Holding Zrt.

In 2009, Magyar Telekom Plc. as shareholder retired from IKO-Telekom Média Holding Zrt. After the secession Telekom Média Holding Zrt. was established which is solely owned by Magyar Telekom Plc. The members of the holding are Telekom New Media Kft. and Telekom Content & Rights Kft.

Telekom New Media (as part of Telekom Media Holding) is the leading participant of the premium rated interactive market in Hungary. The company is a producer of television programs based on own license.

Telekom Content & Rights Kft.’s main activity is mobile content marketing.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

8. Non current loans granted to related parties

As of December 31, 2008 and 2009 non current loans granted to related parties are the following:

	2008	2009
Pro-M Zrt.	8,100	6,700
Dataplex Kft.	3,250	2,850
NOVATEL E.O.O.D.	2,148	2,197
IQSYS Zrt.	0	1,400
KFKI Rendszerintegrációs Zrt.	1,000	0
ViDaNet Zrt.	700	0
Origo Zrt.	600	0
Total	15,798	13,147

The amount of loans does not include the instalments due within one year. These instalments are disclosed as short term receivables from related parties (see Note 12).

9. Other non current loans granted

This caption contains long term loans granted to employees (HUF 3,928 million), the long term part of instalment receivables of cell phone sales (HUF 858 million), the non current deposit connected to acquiring KFKI Direkt Kft. investment (HUF 47 million) and deposits given (HUF 26 million) totalling HUF 4,859 million.

10. Inventories

Inventories mainly include network maintenance materials, while the majority of goods are telecommunication goods and fixed assets held for sale.

The following is a movement table of inventories between January 1, 2008 and December 31, 2009:

	2008	2009
Opening balance	7,161	8,267
Change in inventories	1,216	-1,834
Impairment loss	-110	-308
Increase due to the merger	0	787
Closing balance	8,267	6,912

The decrease of inventories is due to the decrease of mobile phone and accessories and the decrease of service materials of mobile phones.

Further details of inventory impairment are disclosed in Appendix 3.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

11. Accounts receivable

As of December 31, 2008 and 2009 accounts receivable include the following:

	2008	2009
Domestic accounts receivable	44,650	52,626
Foreign accounts receivable	2,069	1,532
Impairment of receivables	-10,123	-14,494
Total	36,596	39,664

The significant increase in domestic accounts receivable and impairment is mainly due to the increase in proportion and quantity of overdue receivables.

Further details on receivables impairment are disclosed in Appendix 3.

12. Receivables from related parties

Receivables from related parties as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Receivables from IQSYS Kft.(1)	676	2,079
Loans to ViDaNet Zrt.	540	900
Loans to Dataplex Kft.	1,000	800
Receivables from Pro-M Zrt.(2)	3,099	684
Receivables from Origo Zrt.	26	553
Receivables from Combridge S.R.L.	893	408
Loans to EPT Nyrt.	445	340
Loans to M-Factory Zrt.	220	220
Loans to KFKI Rendszerintegrációs Zrt.	0	200
Receivables from Novatel Ukraine L.L.C.	236	195
Receivables from Makedonski Telekom A.D.	420	107
Loans to Novatel E.O.O.D.	481	86
Receivables form EurAccount Kft.	354	64
Loans to Orbitel A.D.	0	7
Receivables from T-Kábel Kft.(3)	7,279	0
Dividend receivable from IKO-Telekom Media Holding Zrt.(4)	2,033	0
Other	421	250
Total	18,123	6,893

(1) In 2009, the increase is due to the HUF 1,640 million loan granted to IQSYS Zrt.

(2) The decrease is due to the redemption of the HUF 2,400 million loan granted to Pro-M Zrt.

(3) The decrease is due to the merger of T-Kábel Kft. into Magyar Telekom Plc. with effect from September 30, 2009.

(4) Collected in 2009.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

13. Receivables from other related parties

This caption contains two loans granted (HUF 20,000 million and HUF 9,500 million) to Deutsche Telekom A.G.

14. Other receivables

The Company’s other receivables as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Tax receivables	1,743	1,751
Advance payments given	2,672	1,560
Receivables from employees	1,364	1,302
Receivables from the government	84	86
KFKI deposit	413	0
Other	1,000	1,071

Total	7,276	5,770

15. Securities

The amount of HUF 1,179 million represents the value of repurchased treasury stock. On July 3, 2002 the Company issued new shares through CIB Bank Zrt. to cover its management stock option plan. In 2007 shares with a book value of HUF 325 million were sold within the frame of the above mentioned plan.

There was no change in the facts compared to the previous year’s Note whereas there was no treasury stock sale in 2009.

16. Prepayments and accrued income

	2008	2009
Accrued income related to telecommunication activities	25,728	29,164
Accrued income related to related parties	1,698	911
Other	707	1,023
Accrued income	28,133	31,098
Accrued amount of value correction paid related to loans	0	738
Rental fees	632	453
Insurance fees	2	142
Other	446	780
Prepaid costs and expenses	1,080	2,113

Total	29,213	33,211

Revenues related to the main activity are accrued depending on the billing-cycle. The revenues of actual, but not invoiced traffic are accrued.

HUF 738 million is the accrued amount (on December 31, 2009) of value correction paid related to EUR 161 million loan taken up from Deutsche Telekom Finance B.V. in June, 2009. Of this amount HUF 146 million charges the years’ results between 2010 and 2014 annually and HUF 8 million charges the result of the year 2015.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

17. Shareholder’s Equity

	Number of	Nominal value	Total value	Ownership
Shareholder	shares	(HUF per share)	(HUF’000)	percentage (%)

MagyarCom Holding GmbH	617,436,759	100	61,743,676	59.21%
Free float	423,802,143	100	42,380,214	40.65%
Repurchased treasury stock	1,503,541	100	150,354	0.14%
State-owned	100	100	10	0.00%

Total	1,042,742,543		104,274,254	100.00%

According to the decisions taken on the General Meeting of Magyar Telekom Plc. held on June 29, 2009 the number of the shareholders who do not wish to take part in the legal successor company (established after the merger of T-Kábel Kft. and Dél-Vonal Kft. into Magyar Telekom Plc.) is two, with 3,072 shares, Consequently, the equity of Magyar Telekom Plc. is decreased with the nominal value of the shares owned by the shareholders who do not wish to participate in the legal successor company, accordingly, the equity of the Company changed to HUF 104, 274,254,300 and the number of Series A ordinary shares of HUF 100 face value is decreased by the number of shares owned by these shareholders.

The capital decrease was registered by the Court of Registry with effect from September 30, 2009.

Changes in the equity items during 2008 and 2009 are summarized as follows:

	Common	Capital	Retained	Restricted	Balance Sheet
	stock	reserves	earnings	reserves (1)	Net Profit
Opening balance as of January 1, 2008	104,275	58,289	171,525	1,556	0
Increases	0	0	1,347	0	21,573
Decreases	0	0	128	0	0
Reclassifications	0	0	-500	500	0
Balance as of December 31, 2008	104,275	58,289	172,244	2,056	21,573
Increases	0	0	0	0	74,227
Increase due to merger	0	4,049	2,306	500	0
Decreases	1	0	3,892	0	-74,227
Decrease due to merger	0	3,386	3,011	0	0
Reclassifications	0	0	21,450	123	-21,573
Balance as of December 31, 2009	104,274	58,952	189,097	2,679	0

(1) Restricted reserves contain amount of own shares (HUF 1,179 million) and development reserve in the amount of HUF 1,500 million.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Changes in the retained earnings due to the merger are summarized as follows:

2009
Decrease
Due to the cancellation of investment in T-Kábel Kft.	2,208
Due to the takeover of T-Kábel Kft.’s retained earnings	499
Due to the cancellation of investment in Dél-Vonal Kft.	303
Due to the payment of the member leaving T-Kábel Kft.	1
Total decrease due to the merger	3,011

Increase
Due to the takeover of T-Kábel Kft.’s result for the period January-September, 2009	2,190
Due to the takeover of Dél-Vonal Kft.’s retained earnings	112
Due to the takeover of T-Kábel Kft.’s result for the period January-September, 2009	4
Total increase due to the merger	2,306

Capital reserves decreased by HUF 3,386 million due to the payment of the member leaving T-Kábel Kft. related to the merger and increased by HUF 4,049 million due to the takeover of T-Kábel Kft.’s capital reserves.

18. Provisions

	Early retirement
	and severance	Contingent
	payments (1)	liabilities	Other	Total
Opening Balance as of January 1, 2008	14,145	6,474	1,430	22,049
Reclassification at opening	0	27	-27	0
Increase	4,603	5,887	551	11,041
Decrease	9,790	2,689	529	13,008
Closing Balance as of December 31, 2008	8,958	9,699	1,425	20,082
Increase	7,300	6,839	195	14,334
Increase due to merger	14	37	2	53
Decrease	8,256	5,619	1,099	14,974
Closing Balance as of December 31, 2009	8,016	10,956	523	19,495

(1) In 2009, HUF 7,300 million provision was recognized and HUF 8,256 million was reversed in connection with headcount reduction.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009
(All amounts in millions of HUF, unless otherwise indicated)

The main items of reversals of provision for contingent liabilities during the year are as follows:

Titles	2008	2009
Customer loyalty program	1,812	2,565
Payment obligation due to EKG agreement	0	1,453
Legal cases	150	325
Environmental liabilities	58	300
Employees’ bonuses	70	272
Penalties	0	260
Royalties	0	257
Contractual obligation on dismissal expenses of employees	14	132
Guarantee liabilities	44	48
Contractual (asset retirement) obligation	0	7
Local business tax default	355	0
Amount transferred to Dimenzió Biztosító Egyesület	180	0
Forgiveness of employee loans	6	0
Total reversals	2,689	5,619

The main items of increase of provision for contingent liabilities during the year are as follows:

Titles	2008	2009
Derivatives (1)	0	3,229
Customer loyalty program	1,562	2,253
Contractual (asset retirement) obligation	2,324	569
Legal cases	14	311
Employees’ bonuses	352	163
Penalties	50	156
Environmental liabilities	1,285	88
Guarantee liabilities	48	46
Local business tax default	-519	0
Royalties	230	0
Liability increase due to EKG agreement	541	0
Other	0	24
Total increases	5,887	6,839

(1) Provision created in 2009 for the expected loss related to forward and swap deals still open on the balance sheet date and disclosed on negative fair value among off-balance sheet contingent liabilities. In 2008 there were no expected losses on such deals at the Company.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

19. Other non current loans

The Company had long term loan liabilities in the amount of HUF 23,120 million as of December 31, 2009.

During 2009, HUF 11,000 million was drawn down and HUF 5,437 million was reclassified to current loans. The Company repaid HUF 854 million during 2009.

HUF 25 million non-realized foreign exchange loss and HUF 60 million realized foreign exchange loss was recognized on loans denominated in foreign currency.

The short term parts of other non current loans are disclosed among current loans (see Note 21).

The Company does not have any assets pledged for loans.

The maturities of non current bank loans are as follows (including debt from issuance of bonds):

Due dates	Amount
2011	17,120
2012	6,000
Further instalments in total (1)	121
Total	23,241

(1) Debt from issuance of bonds

20. Non current liabilities to other related parties

This caption contains the non current portion of other related party loans received from Deutsche Telekom Finance B.V. The closing balance of these loans as of December 31, 2009 is HUF 267,017 million.

HUF 44,446 million were drawn down in June 2009 repayable until 2015 (fix interest rate of 4.075250 per cent) and HUF 20,075 million loan was drawn down in October 2009 repayable until 2014 (fix interest rate of 4.450250 per cent).

The short term portion of related party loans (HUF 39,486 million) is disclosed in Note 23.

The maturities of non current owner’s loans are as follows:

Maturity	Amount
2011	68,486
2012	49,486
2013	34,487
2014	20,313
2015	94,245
Total	267,017

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

21. Current loans

The Company had current loans received from banks in the amount of HUF 32,809 million as of December 31, 2009. During 2009, HUF 50,600 million was drawn down and HUF 5,437 million was reclassified from long term loans. The Company repaid HUF 55,764 million during 2009.

HUF 124 million non-realized foreign exchange loss, HUF 78 million realized foreign exchange loss and HUF 207 million realized foreign exchange gain was recognized on loans denominated in foreign currency.

22. Current liabilities to related parties

The current liabilities to related parties as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Loan payable to Stonebridge A.D.	14,989	16,000
Advance dividend received (Crnogorski Telekom A,D.) (1)	0	9,852
Liabilities to Investel Zrt.(2)	1,858	7,175
Liabilities to KFKI Zrt.	5,983	4,424
Liabilities to IQSYS Zrt.	1,342	1,619
Loan payable to Telekom Média Holding Zrt.(3)	0	1,600
Liabilities to T-Kábel Kft.(4)	2,043	0
Other (5)	3,064	2,644
Total	29,279	43,314

(1) Received interim dividend in 2009.

(2) The changes are mainly due to the increase by HUF 6,580 million loans received in 2009 and the decrease by HUF 1,350 million as the settlement of interim dividend concerning the year 2008.

(3) Loan received in 2009.

(4) The change is due to the merger of T-Kábel Kft. in to Magyar Telekom Plc. with effect from September 30, 2009.

(5) The category ‘Other’ contains other loans payable to the companies not mentioned above in the amounts of HUF 929 million in 2008 and HUF 833 million in 2009. In addition it contains interest pool liabilities to companies not mentioned above in the amounts of HUF 1,306 million in 2008 and HUF 965 million in 2009. It also includes accounts payable liability and not invoiced services in the amounts of HUF 818 million in 2008 and HUF 846 million in 2009.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

23. Current liabilities to other related parties

This caption contains HUF 39,486 million (short term portion) of other related party loans described in Note 20 and HUF 20,313 million short term loan from Deutsche Telekom AG.

The maturities and interests of current liabilities to other related parties are as follows:

Maturity	Interest	Amount
January 29, 2010	3 month EURIBOR +0.6%	20,313
January 31, 2010	3 month BUBOR +0.17525%	9,486
July 6, 2010	Fix 8.17%	10,000
July 6, 2010	Fix 8.18%	20,000
Total		59,799

Deutsche Telekom AG has pledged its support for financing the Company’s needs through to the end of June 2011.

24. Other current liabilities

Other current liabilities as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Liability from topping up the universal balance	2,677	2,920
Value Added Tax	2,679	2,838
Payables to employees and related contributions	3,278	2,005
Liabilities to government	684	555
Personal income tax	677	215
Solidarity tax	51	159
Purchase price of KFKI Zrt. - second instalment	413	0
Dividends payable 2008	77,052	0
Dividends payable 2009	0	77,052
Other (1)	4,574	3,009
Total	92,085	88,753

(1) The category “Other” includes HUF 99 million and HUF 102 million unpaid dividends approved for 2008 and 2009, respectively. The category also includes liabilities due to the EKG agreement in the amounts of HUF 2, 156 million in 2008 and HUF 0 million in 2009. It contains vehicle leasing liabilities in the amounts of HUF 575 million in 2008 and HUF 514 million in 2009. Further element is the customer overpayment liability amounting to HUF 1,001 million in 2008 and HUF 1,444 million in 2009.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

25. Accrued expenses and deferred income

	2008	2009
Deferred subscription and traffic fees	3,864	3,665
Deferred income from related parties	0	552
Deferred income of rebranding (1)	362	297
Other	33	307
Deferred income	4,259	4,821

Vendor accruals	19,246	19,163
Accrued interest on owners’ loan	8,845	7,674
Accrued payroll related expenses	5,904	6,292
Accrued frequency usage fee	4,346	4,322
Accruals to related parties	2,307	2,252
Accrued roaming related expenses	2,902	2,093
Accrued interests	1,223	1,106
Accrued value added services	594	249
Accrued expenses	45,367	43,151

Other deferred revenue	335	297

Total	49,961	48,269

(1) The reimbursement received from the parent company in connection with rebranding-related capitalized expenditures is shown as deferred income, and recognized in other revenues in line with the depreciation of the related assets.

26. Domestic sales

Domestic sales in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Mobile traffic revenues	204,800	183,536
Subscriptions, connections and other charges relating to voice and data services (1)	152,994	152,873
Leased lines and data transmission	39,262	37,296
Fixed line traffic revenues	49,951	36,648
Handset revenues	17,022	16,512
Revenues entirely from TV services (1)	1,670	10,239
Revenues from equipment sales	1,052	931
Other revenues (1)	15,778	18,402

Total domestic sales	482,529	456,437

(1) ‘Revenues entirely from TV services’ were disclosed in ‘Other revenues’ (HUF 1,539 million) and in ‘Subscriptions, connections and other charges relating to voice and data services’ (HUF 131 million) lines in the Note as of 2008.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

27. Export sales by geographical areas

Export sales by geographical areas in the years ending December 31, 2008 and 2009 are summarized as follows (sales are solely connected with services provided):

	2008		2009
		%		%
Europe (within the EU)	15,021	82.19%	15,949	84.70%
Europe (outside the EU)	2,261	12.37%	1,991	10.57%
Asia	459	2.51%	468	2.48%
America	463	2.53%	333	1.77%
Australia	60	0.33%	73	0.39%
Africa	11	0.06%	18	0.10%

Total export sales	18,275	100.00%	18,832	100.00%

28. Other revenues

Other revenues in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Reversal of provisions (1)	13,008	14,974
Discount received subsequently	3,960	3,695
Default interest, penalties, compensations	2,045	2,220
Other revenues in connection with impairment (2)	364	2,097
Revenue from sale of intangible and tangible fixed assets (3)	5,963	493
Revenue from receivable factoring	434	161
Renaming and rebranding	169	113
Other	755	880

Total	26,698	24,633

(1) The increase is mostly due to the HUF 1,453 million reversal of provision on payment obligation due to EKG agreement. Provisions are detailed in the Note 18.

(2) The change is due to the increase in the received amounts of overdued and impaired receivables in relation to the previous year.

(3) The Company sold less real estates in 2009.

29. Import purchases

Import purchases by geographical areas in the years ending December 31, 2008 and 2009 are summarized as follows:

	2008			2009
	Services	Products	Total	Services	Products	Total
Europe (within the EU)	13,016	19,377	32,393	19,317	13,086	32,403
America	5,850	248	6,098	6,341	71	6,412
Europe (outside the EU)	2,053	40	2,093	2,788	314	3,102
Asia	1,129	162	1,291	1,120	904	2,024
Australia	44	0	44	41	0	41
Africa	350	0	350	263	0	263
Total	22,442	19,827	42,269	29,870	14,375	44,245

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

30. Cost of services

Cost of services in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Repair and maintenance costs	21,774	21,041
Rental fees	10,720	11,614
Expenses of rented workforce and operator activities	12,718	10,389
Consultancy	10,121	10,287
Marketing expenses	13,882	9,579
Commissions paid	6,981	9,227
Fees paid to entrepreneurs (1)	7,560	7,859
Payments to international network operators	5,034	6,109
Postage	2,604	2,451
Bookkeeping services	1,909	1,701
Property operating costs	1,718	1,663
Education, training expenses	1,359	1,327
Services related to other revenues	386	967
Travel and accommodation costs	627	512
Fleet management	480	468
Brand license fee (1)	359	411
Payments to Internet service providers (2)	196	158
Other	637	865

Total	99,065	96,628

(1) Brand license fee contains T-Mobile Royalty Fee and T-Home brand license fee amounted to HUF 182 million and HUF 177 million in 2008, HUF 187 million and HUF 224 million in 2009, respectively. T-Home brand license fee was disclosed in ‘Fees paid to entrepreneurs’ line in 2008.

(2) ‘Payments to Internet service providers’ are based on the decree of MeHVM 30/2001 (XII.23.).

31. Costs of services sold (intermediated)

Costs of intermediated services sold in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Payment to mobile operators (1)	57,128	48,875
Costs of intermediated RI/IT services	6,714	6,276
Payment to other fixed line network operators	5,664	5,075
Charges for network use paid to Cable TV companies	2,919	4,583
Costs of content providing and mobile trade services sold	4,802	4,294
Costs of TV services (2)	109	3,151
Other (2)	1,802	1,341

Total	79,138	73,595

(1) Decrease of payment to mobile operators is due to the decrease in call termination charges and the significant decrease of average price of roaming traffic fees owing to the EU regulation introduced on July 1, 2009.

(2) Costs of TV services were disclosed in ‘Other’ line in 2008 in the amount of HUF 109 million. The increase in 2009 is due to the costs of TV services taken over by the merger of T-Kábel Kft. into Magyar Telekom Plc.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

32. Employees

The average number of employees in 2008 and 2009 are as follows:

		December 31, 2008
		Average number of	Salaries and	Other payroll
		employees (person)	Wages	related expenses
Full-time employees
	blue collar	938	2,876	1,053
	white collar	5,036	38,876	5,881
	total	5,974	41,752	6,934
Part-time employees
	blue collar	6	16	9
	white collar	265	716	311
	total	271	732	320
Employees total
	blue collar	944	2,892	1,062
	white collar	5,301	39,592	6,192
	total	6,245	42,484	7,254
Employees not in headcount (1)		0	2,586	6,012

Total		6,245	45,070	13,266

		December 31, 2009
		Average number of	Salaries and	Other payroll
		employees (person)	Wages	related expenses
Full-time employees
	blue collar	912	2,966	1,230
	white collar	5,483	41,920	8,206
	total	6,395	44,886	9,436
Part-time employees
	blue collar	2	3	2
	white collar	68	198	83
	total	70	201	85
Employees total
	blue collar	914	2,969	1,232
	white collar	5,551	42,118	8,289
	total	6,465	45,087	9,521
Employees not in headcount (1)		0	2,189	3,887

Total		6,465	47,276	13,408

(1) Includes employees on maternity leave, who are excluded from the average statistical number of employees.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

33. Remuneration of Board of Directors and Supervisory Board

The remuneration of members of the Board of Directors and Supervisory Board of the Company in the years ending December 31, 2008 and 2009 is summarized below:

Year	Board of Directors	Supervisory Board	Total
2008	13	46	59
2009	13	42	55

The members of Board of Directors have not received any advance payments or loans from the Company. The members of Supervisory Board have received advance payments or loans in the current year as follows:

Description	Supervisory Board
Advance payments
Opening balance	0
Payments in the current year	0
Payments repaid	0
Closing balance	0
Loans
Opening balance	4
Disbursements in the current year	0
Loans repaid in the current year	1
Closing balance	3

The loans are to be reimbursed monthly, the average repayment term left is 42 months. All advance payments and loans are free of interest.

The Company did not offer guarantees on behalf of the members of the Board of Directors and Supervisory Board and has no retirement pension liability to them.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

34. Other expenses

Other expenses in the years ending December 31, 2008 and 2009 are as follows:

	2008	2009
Provisions (1)	11,553	14,331
Impairment of receivables and inventories, extraordinary depreciation of intangible and tangible fixed assets (2)	3,219	11,120
Government taxes	8,632	8,161
Discount granted subsequently on roaming traffic	1,785	1,838
Withholding tax (3)	1,536	1,276
Factored receivables	1,528	639
Write-off of uncollectible receivables	1,683	457
Net book value of fixed assets sold (4)	3,661	362
Loss of intangible and tangible fixed assets and inventory shortage (5)	753	356
Other (6)	455	2,030

Total	34,805	40,573

(1) In 2009, HUF 7,300 million provisions were recognized for early retirement, exemption salaries and related social security.

(2) The change is manly due to the significant extra impairment on receivables (see Note 11).

(3) Withholding tax was disclosed in ‘Other’ line in 2008.

(4) The Company sold less real estates in 2009.

(5) Expense from car damages amounted to HUF 229 million in 2008 and HUF 260 million in 2009 was reclassified from ‘Other’ to ‘Loss of intangible and tangible fixed assets and inventory shortage’ line.

(6) Increase in ‘Other’ is mainly due to the other expenses related to EKG agreements amounted to HUF 1,429 million.

35. Results of financial activities

The main driver in revenues from financial activities (HUF 43,224 million) is the dividend received in 2009 related to year 2008 (HUF 31,409 million). The most significant items are the dividends received from Stonebridge A.D. (HUF 23,177 million), from KFKI Zrt. (HUF 3,500 million), from Crnogorski Telekom AD (HUF 2,158 million) and from Investel Zrt. (HUF 1,350 million).

Further significant item is the interest on loans given to subsidiaries disclosed as interest income on financial investments (HUF 1,352 million) and as other interest income received (HUF 1,940 million).

The revenues from financial activities mainly contains non-realized (HUF 2,385 million) and realized (HUF 4,395 million) foreign exchange gain.

The majority of the HUF 38,655 million financial expenses is the HUF 33,980 million interest expense in 2009. This includes the amount of the interest payable on owners’ loans and bank loans. Impairment loss of HUF 476 million was recorded on investments in 2009. Other expenses from financial transactions is HUF 4,199 million of which the most significant item is the other foreign exchange loss in the amount of HUF 3,898 million.

In 2009, realized foreign exchange gain in the amount of HUF 492 million and foreign exchange loss in the amount of HUF 999 million were recorded in connection with closed forward transactions. All of the closed forward F/X deals were contracted on the OTC market with the original aim of delivery, which was closed by reverse transaction.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

36. Extraordinary revenues

Extraordinary revenues in the years ending December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Assets received free of charge	4	4
Extraordinary revenues adjusting tax base	4	4

Revenues related to investments in subsidiaries:
- Cancellation of IKO-Telekom share (separation)	0	1,745
- Cancellation of Viabridge share (liquidation)	0	106
- Merger of BCN Kft. into KFKI Zrt.	3,932	0
- Merger of Integris Kft. into IQSYS Zrt.	915	0
- Merger of TSH into IQSYS Zrt.	120	0
- Merger of IWIW Kft. into [origo] Zrt.	103	0
- Merger of Adnetwork Kft. into [origo] Zrt.	59	0
- Liquidation of ProMoKom Zrt.	18	0
Development contributions	65	29
Dividends expired	6	14
Assets received free of charge (not adjusting tax base)	10	6
Other extraordinary revenues	1	29
Extraordinary revenues not adjusting tax base	5,229	1,929

Total	5,233	1,933

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

37. Extraordinary expenses

The extraordinary expenses of the Company in the years ending December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Dimenzió contributions	2,991	1,144
Donation to foundations, charities and other organizations	1,194	708
Forgiveness of loans to subsidiaries	0	660
Net book value of assets contributed free of charge	71	58
Net book value of receivables waived	51	44
Extraordinary losses adjusting tax base	4,307	2,614

Expenses related to investments in subsidiaries:
- Cancellation of IKO-Telekom share (separation)	0	1,600
- Cancellation of Viabridge share (liquidation)	0	106
- Merger of BCN Kft. into KFKI Zrt.	2,864	0
- Merger of TSH into IQSYS Zrt.	1,693	0
- Merger of Integris Kft. into IQSYS Zrt.	594	0
- Liquidation of ProMoKom Zrt.	18	0
- Merger of IWIW Kft. into [origo] Zrt.	11	0
- Merger of Adnetwork Kft. into [origo] Zrt.	4	0
Assets contributed free of charge based on Law	1	0
Other extraordinary losses	12	0
Extraordinary losses not adjusting tax base	5,197	1,706

Total	9,504	4,320

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

38. Transactions with related parties and subsidiaries of Deutsche Telekom Group

Balances of transactions with related parties not disclosed in the balance sheet and income statement are detailed as follows.

Loans received from owners are disclosed as Non current liabilities to other related parties or Current liabilities to other related parties. Their interests are disclosed separately as expenses from financial transactions in the income statement.

Revenues and expenses (mainly relating to telecommunication services) from the subsidiaries of Deutsche Telekom Group were not disclosed separately as transactions with related parties.

Transactions with related parties and subsidiaries of Deutsche Telekom in the years ending December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Net domestic sales	482,529	456,437
- of which: related parties	7,778	8,045
- of which: subsidiaries of Deutsche Telekom Group	589	583
Net export sales	18,275	18,832
- of which: related parties	1,751	1,383
- of which: subsidiaries of Deutsche Telekom Group	10,668	12,033
Other revenues	26,698	24,633
- of which: related parties	81	60
- of which: subsidiaries of Deutsche Telekom Group	1,363	2,830
Accounts receivable	36,596	39,664
- of which: subsidiaries of Deutsche Telekom Group	1,070	758
Receivables from other related companies	0	29,500
- of which: subsidiaries of Deutsche Telekom Group	0	29,500
Other receivables	7,276	5,770
- of which: subsidiaries of Deutsche Telekom Group	0	2
Accrued income	28,133	31,098
- of which: subsidiaries of Deutsche Telekom Group	4,354	3,990
Prepaid expenses	1,080	2,113
- of which: subsidiaries of Deutsche Telekom Group	46	820
Accounts payable	32,555	29,534
- of which: subsidiaries of Deutsche Telekom Group	1,731	1,477
Current liabilities to other related parties	87,486	59,799
- of which: subsidiaries of Deutsche Telekom Group	87,486	59,799
Deferred Income	4,259	4,821
- of which: subsidiaries of Deutsche Telekom Group	0	552
Accrued expenses	45,367	43,151
- of which: subsidiaries of Deutsche Telekom Group	12,323	10,726

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

39. Corporate Income Tax

The differences between profit before tax and the tax base for the years ending December 31, 2008 and 2009 are presented below:

	2008	2009
Profit before tax	101,433	76,415
Depreciation according to the Act on Accounting	88,722	82,840
Recognition of provisions	11,553	14,334
Impairment of receivables	2,042	8,648
Non-repayable donations, assets and services given free of charge, assumed liabilities	4,283	2,600
Derecognition of intangible and tangible assets, reclassification to current assets	5,328	2,279
Recoverable, waived and expired receivables	267	145
Other increasing items	2,647	525
Tax base increasing items	114,842	111,371

Depreciation according to the Tax Law	138,509	116,012
Dividend income	37,476	31,409
Reversal of provisions	13,008	14,974
Local business tax	7,463	7,073
Non realized foreign exchange gain	6,176	3,030
Bad debt write-off, received payments on uncollectible receivables, reversal of impairment	1,896	2,733
Derecognition of intangible and tangible assets, reclassification to current assets	4,983	1,834
Donations	2,489	612
Development reserve	500	500
Utilization of tax loss carried forward	0	320
R&D costs	372	333
Subsidies received	5	75
Realized gain on termination of investments	1,046	0
Other decreasing items	51	1
Tax base decreasing items	213,974	178,906

Tax base	2,301	8,880
Calculated amount of tax	368	1,421
Tax credit	294	1,137
Solidarity tax	2,734	1,904
Corporate Income Tax	2,808	2,188

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

Other tax related information

552/2004 Ministry of Finance Resolution: “Tax credit in connection with improvement program cannot exceed HUF 5,908 million at present value.”

19/2005 Ministry of Finance Resolution: “Tax credit in connection with improvement program cannot exceed HUF 2,614 million at present value.”

Tax credit on broadband Internet investments announced for 2006: “Tax credit cannot exceed HUF 2,292 million at present value.”

Tax credit on broadband Internet investments announced for 2007: “Tax credit cannot exceed HUF 1,318 million at present value.”

12.724/2005 Ministry of Finance Resolution: “The tax credit is applicable in connection with construction of WLAN put into service by T-Mobile Magyarország Rt. which also provides broadband internet service and cannot exceed HUF 334 million at present value.”

The tax credit is applicable in connection with construction of UMTS network announced by T-Mobile on 18 August, 2005 which also provides broadband internet service and cannot exceed HUF 4,215 million at present value.

Tax credit on broadband Internet investments announced for 2006 by T-Mobile. The tax credit is applicable in connection with construction of WLAN which also provides broadband internet service and cannot exceed HUF 835 million at present value.

2004 is the last year closed by comprehensive audit by the Hungarian Tax Authority (APEH) at the Company. In July, 2009 the APEH started a complex inspection at MagyarTelekom Plc. concerning all kinds of taxes relating to the years 2005 and 2006. The inspection has not yet been closed but the Company created provision in the amount of HUF 153 million for the expected tax differential and tax penalty. Tax authorities may at any time inspect the books and records until the end of the 6th year following the year when the tax declarations were submitted and can levy extra tax or penalty. Management of the Company is not aware of any circumstances which could result in a significant liability in this respect.

40. Dividend

At the General Meeting held on 7 April 2010, Magyar Telekom Plc. decided on paying dividend of HUF 74 after each shares with nominal values of HUF 100, resulting in a current year’s dividend payable of HUF 77,052 million.

HUF 45,690 million is due to the parent company - MagyarCom Holding GmbH - from the approved dividend for the year 2009.

41. Off-balance sheet items

Off-balance sheet items are mainly contractual commitments (rental contracts, contracted construction-in-progress and other development commitments, guarantee obligations, obligations related to acquisition of a company, environmental, restoration and other expected obligations).

Off-balance sheet items are detailed (including the off-balance sheet receivables and liabilities related to forward and swap deals not closed until the balance sheet closing day) in Appendix 4.

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

42. Hazardous waste, Research & Development costs

The following table shows the movement of hazardous waste at the Company in 2009 (data in kilograms):

Hazardous waste (kg)
December 31, 2008	0
Increase
Lead batteries	242,500
Soil and rocks containing hazardous substance	93,235
Other	10,483
Increase in total	346,218
Decrease
Lead batteries	242,500
Soil and rocks containing hazardous substance	93,235
Other	10,483
Decrease in total	346,218
December 31, 2009	0

Environmental expenses amounted to HUF 323 million in 2008, and HUF 272 million in 2009.

Research and development costs amounted to HUF 721 million at Magyar Telekom Plc. in 2009.

43. Self-revisions

At Magyar Telekom Plc., financial events that are related to prior years are recorded in the current year through self-revision.

According to the Hungarian Accounting Regulations, if the impact of the self-revision exceeds the 2 per cent of the total assets of the current year, or at least HUF 500 million, such items must be disclosed in a separate column in both the balance sheet and the income statement.

Errors related to prior years, that were discovered in 2009 exceeded the HUF 500 million limit (irrespective of their profit increasing or decreasing nature), therefore they are presented next to previous year’s figures in the balance sheet and income statement.

The total (profit increasing) impact of self-revisions is HUF 1,061 million and is broken down by corresponding years as follows:

Self-revision (in
Year	millions of HUF)
1999	9
2001	-1,718
2002	65
2003	-199
2004	220
2005	-52
2006	56
2007	335
2008	176
January - September, 2008
(T-Kábel)	47

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

As of December 31, 2009

(All amounts in millions of HUF, unless otherwise indicated)

The major items based on the “A” type income statement lines are the following:

I. Sales revenue		194
Subscriptions, connections and other charges relating to voice and data services	298
Revenues entirely from TV services	65
International leased lines	27
Revenues from asset sale	5
Other export revenues	5
Fixed line traffic revenues	-7
Leased lines and data transmission revenues	-119
Other	-80
II. Own work capitalized		22
Capitalized value of self-manufactured assets	22
III. Other revenues		-27
Rebranding	-42
Fixed assets sold and construction in progress	11
Other	4
IV. Material-type expenses		-1,205
Consultant fees	-950
Rental fees	-84
Intermediated services	-48
Advertisement and marketing costs	-69
Postage	-68
Other	14
V. Payroll and related expenses		-236
PIT on other contributions in kind	-111
Social Security	-121
Other	-4
VI. Depreciation		527
Depreciation related to prior years	527
VII. Other expenses		31
Shortages and damages of tangible and intangible assets	48
Tangible and intangible assets sold and construction in progress	-20
Other	3
VIII. Revenues from financial transactions		-196
Correction of investments revaluation	-204
Other	8
IX. Expenses from financial transactions		-170
Correction of investments revaluation	-220
Reimbursement of outstanding interest	54
Other	-4
D. PROFIT FROM EXTRAORDINARY ACTIVITIES		-2,328
Investment and cost corrections	-2,688
Vodafone rental fee	375
Other	-15
XII. Corporate income tax		-221
Corporate income tax	-240
Solidarity tax	19
Impact on net income		-1,061

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
As of December 31, 2009
(All amounts in millions of HUF, unless otherwise indicated)

44. Remuneration of auditor

Fees charged by the auditors in the years ending December 31, 2008 and 2009 are summarized as follows (disclosed from 2008 in accordance with the laws in force):

	2008	2009
Audit	240	282
Other assurance services	163	135
Other non-audit services	107	208

Total	510	625

Budapest, April 7, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer,	Chief Financial Officer,
Chairman of the Board	Board member

Appendix 1A	Magyar Telekom Plc. 2009

Real estate and related rights

(in HUF millions)

						Real Estate and
			Telecommunication		Real Estate related	related Rights
Description	Land	Building	Network	Other Properties	Rights	Total

1. Gross value (1)
11. Opening gross value (on January 1, 2009)	2 437	82 252	261 306	16 621	5 150	367 766
12. Additions in gross value	5	3 979	15 927	603	327	20 841
13. Additions due to merger	4	98	14 076	0	3	14 181
14. Disposals in gross value	9	170	619	148	208	1 154
Reclassifications	-99	-587	-5	-90	1	-780
15. Closing gross value (on December 31, 2009)	2 338	85 572	290 685	16 986	5 273	400 854

2. Accumulated depreciation (1)
21. Opening depreciation (on January 1, 2009)	0	18 459	110 172	6 860	3 908	139 399
22. Annual depreciation	0	2 153	10 645	447	212	13 457
23. Extraordinary depreciation	0	137	0	10	303	450
24. Additions due to merger	0	33	5 893	0	4	5 930
25. Disposals in depreciation	0	134	363	138	191	826
Reclassifications	0	-251	-5	-90	-2	-348
26. Closing depreciation (on December 31, 2009)	0	20 397	126 342	7 089	4 234	158 062

3. Net book value (on December 31, 2009) (1)	2 338	65 175	164 343	9 897	1 039	242 792

Of which residual value	0	170	0	5	0	175

4. Other data
Annual depreciation (January - December, 2009)	0	2 153	10 645	447	212	13 457

Extraordinary depreciation	0	137	0	10	303	450

Reversal of Extraordinary depreciation	0	0	0	0	0	0

(1) Excludes the assets below HUF 50,000

Appendix 1B	Magyar Telekom Plc. 2009

Technical and Other Equipment, Machinery and Vehicles

						(in HUF millions)

						Technical and Other
		Other Technical	Technical Equipment,			Equipment used for
	Telecommunication	Equipment, Machinery	Machinery and Vehicles	Other Equipment	Technical and Other	environmental
Description	Equipment, Machinery	and vehicles	Total	Total	Equipment Total	protection

1. Gross value (1)
11. Opening gross value (on January 1, 2009)	622 636	3 740	626 376	76 839	703 215	34
12. Additions in gross value	39 044	192	39 236	5 448	44 684	0
13. Additions due to merger	12 977	3	12 980	720	13 700	0
14. Disposals in gross value	12 908	425	13 333	2 822	16 155	0
Reclassifications	122	219	341	-355	-14	0
15. Closing gross value (on December 31, 2009)	661 871	3 729	665 600	79 830	745 430	34

2. Accumulated depreciation (1)
21. Opening depreciation (on January 1, 2009)	469 405	1 806	471 211	64 119	535 330	28
22. Annual depreciation	36 573	390	36 963	4 888	41 851	2
23. Extraordinary depreciation	0	1	1	2	3	0
24. Additions due to merger	8 808	3	8 811	402	9 213	0
25. Disposals in depreciation	12 147	394	12 541	2 573	15 114	0
Reclassifications	91	147	238	-251	-13	0
26. Closing depreciation (on December 31, 2009)	502 730	1 953	504 683	66 587	571 270	30

3. Net book value (on December 31, 2009) (1)	159 141	1 776	160 917	13 243	174 160	4

Of which residual value	32	992	1 024	1 676	2 700	0

4. Other data
Annual depreciation (January - December, 2009)	36 573	390	36 963	4 888	41 851	2

Extraordinary depreciation	0	1	1	2	3	0

Reversal of Extraordinary depreciation	0	0	0	0	0	0

(1) Excludes the assets below HUF 50,000

Appendix 2	Magyar Telekom Plc. 2009

Direct and indirect investments of Magyar Telekom Plc.

(in HUF millions)

Description	Headquarter	Owner-ship Direct (%)	Owner-ship Indirect (%)	Owner-ship (%)	Voting Rights	Common Stock	Capital Reserves	Net Income	Owner’s Equity
Budakalász Kábel TV Kft.	2011 Budakalász, Szentendrei út 9.	25,00%		25,00%	25,00%	70	18	29	117
Combridge S.R.L. (1)	Calea Victoriei Nr.155, Bl.D1, Tronson 6, Et. 1, sector 1, 010073 Bucuresti, Romania	100,00%		100,00%	100,00%	1 906	545	248	2 699
Crnogorski Telekom A.D. Podgorica (1)	Moskovska 29, Podgorica 81000, Serbia and Montenegro	76,53%		76,53%	76,53%	38 187	1 529	24 068	63 784
Dataplex Infokommunikációs Infrastrúktúra Szolgáltató és Ingatlanhasznosító Kft.	1087 Budapest, Asztalos Sándor u. 13	100,00%		100,00%	100,00%	1 850	342	165	2 357
Első Pesti Telefontársaság Nyrt.	1183 Budapest, Haladás út 5.	97,20%		97,20%	97,20%	777	-217	65	625
EurAccount Pénzügyi és Számviteli Szolgáltató Kft.	1077 Budapest, Kéthly Anna tér 1.	99,00%	1,00%	100,00%	100,00%	450		-58	392
HUNSAT Magyar űrtávközlés Zrt.	1016 Budapest, Krisztina krt. 93-99.	50,00%		50,00%	50,00%	100	1	190	291
Investel Magyar Távközlési Befektetési Zrt.	1013 Budapest, Krisztina krt. 55.	100,00%		100,00%	100,00%	4 453	976	2 669	8 098
IQSYS Informatikai és Tanácsadó Zrt.	1135 Budapest, Hun u 2.	100,00%		100,00%	100,00%	1 000	839	133	1 972
ISH Kft.	1125 Bp Fogaskerekű u. 4-6	100,00%		100,00%	100,00%	3	0	214	217
ISH Informatikai Kft.	1125 Bp Fogaskerekű u. 4-6	100,00%		100,00%	100,00%	3	1 584	305	1 892
KFKI Rendszerintegrációs Zrt.	1135 Budapest, Hun u 2.	100,00%		100,00%	100,00%	2 000	3 121	2 452	7 573
KFKI-Direkt Kft.	1111 Budapest, Budafoki út 10/A	100,00%		100,00%	100,00%	30	83	112	225
KIBU Innováció Műszaki Kutató Fejlesztő Szolgáltató Nonprofit Kft.	1092 Budapest, Ráday u. 30.	99,20%	0,80%	100,00%	100,00%	25	6	-11	20
M Factory Kommunikációs Szolgáltató Zrt.	1117 Budapest, Gábor Dénes u. 2.	100,00%		100,00%	100,00%	20	48	20	88
Mindentudás Egyeteme Tudományos Közhasznú Társaság	1105 Budapest, Zágrábi út 1-3.	60,00%		60,00%	60,00%	5	13	-4	14
Novatel E.O.O.D. (1)	1680 Sofia, Bulgaria blvd 98, bulding Astra, entrance D, fl. 3, office 5G	100,00%		100,00%	100,00%	719	265	78	1 062
Novatel UKRAINE L.L.C. (1)	Pymonenka Str. 13, building 7, office 7B/36, - Kiew, 04050 Ukraine	99,94%	0,0006	100,00%	100,00%	39	-108	-77	-146
Orbitel A.D. (1)	1 Makedonia Sq. Floor 18, Sofia 1000, Bulgaria	100,00%		100,00%	100,00%	1 774	-626	19	1 167
Origo Média és Kommunikációs Szolgáltató Zrt.	1117 Budapest, Gábor Dénes u. 2.	100,00%		100,00%	100,00%	300	1 893	-1 235	958
Pro-M Professzionális Mobilrádió Zrt.	1107 Budapest, Száva u. 3-5.	100,00%		100,00%	100,00%	5 200	3 211	521	8 932
Stonbridge AD under liquidation (1),(2)	1000 Skopje, Orce Nikolov bb.	100,00%		100,00%	100,00%	93 892	10 495	16 505	120 892
TELE-DATA Távközlési Adatfeldolgozó és Hirdetésszervező Kft.	2040 Budaörs, Baross u. 89.	50,98%		50,98%	50,98%	39	39	39	117
Telekom Média Holding Zrt.	1117 Budapest, Gábor Dénes u.2.	100,00%		100,00%	100,00%	1 670	75	61	1 806
Telemacedonia A.D. Skopje (1)	1000 Skopje, Orce Nikolov bb.	100,00%		100,00%	100,00%	3	292	13	308
ViDaNet Kábeltelevíziós Szolgáltató Zrt.	1036 Budapest, Dereglye út 5/B	67,50%	22,50%	90,00%	50,00%	2 000	2 394	501	4 895
Axelero Kereskedelmi és Szolgáltató Kft. (3)	1013 Budapest, Krisztina krt. 55.	10,00%	90,00%	100,00%	100,00%	4	-2	-1	1
Matáv Kereskedelmi és Szolgáltató Kft. (3)	1013 Budapest, Krisztina krt. 55.	10,00%	90,00%	100,00%	100,00%	4	-2	-1	1
T-Kábel Magyarország Kft. (on its company name before December 2, 2009: MatávkábelTV Kft.) (3)	1013 Budapest, Krisztina krt. 55.	10,00%	90,00%	100,00%	100,00%	4	-2	-1	1

Data of indirect owned companies which are not in the investments balance sheet caption of Magyar Telekom Plc. (1)

CompArgo Kft.	1126 Budapest, Hollósy S. u. 26.	80,00%	80,00%	80,00%	3	54	37	94
Makedonski Telekom AD - Skopje (1)	1000 Skopje, Orce Nikolov bb.	56,67%	56,67%	56,67%	42 457	24 467	31 489	98 413
T-Mobile Macedonia A.D. (1)	1000 Skopje, Orce Nikolov bb.	56,67%	56,67%	56,67%	10 386	5 548	18 596	34 530
Telekom New Média Szolgáltató Kft.	1222 Budapest, Nagytétényi út 29.	100,00%	100,00%	100,00%	50	603	100	753
Telekom Content & Rights Kft.	1222 Budapest, Nagytétényi út 29.	100,00%	100,00%	100,00%	3	4	-1	6

All data in the table related to the capital is the last known figures by Magyar Telekom Plc. and not yet audited.

The indicated voting rights define unambiguously the significant (more than 25%), the majority (more than 50%) and the direct control (more than 75%) according to the Companies Act.

(1) The common stock figures of foreign subsidiaries and indirect owned companies are based on IFRS reports were revalued using foreign exchange rates as of December 31, 2009.

(2) Under liquidation.

(3) Book values of investmens are lower than HUF 1 million so they are not disclosed in Note 7.

Appendix 3	Magyar Telekom Plc. 2009

Impairment

				(in HUF millions)

	For Financial Investments			For Current Assets
Description	Investments	Loans granted	Securities	Inventories	Receivables (1)	Securities
Opening balance	275	0	0	3 403	10 348	0
Increase	475	0	0	308	8 648	0
Decrease/Cancellation	193	0	0	0	4525	0
Increase due to merger	0	0	0	11	155	0
Closing balance	557	0	0	3 722	14 626	0

(1) Contains the impairment of receivables, loans to related parties and other receivables.

Appendix 4	Magyar Telekom Plc. 2009

Off-balance Sheet Liabilities

	Total	2010	2011	2012	2013	2014	2015
Rental contracts	38,415	7,259	6,243	5,487	4,464	3,882	11,080
Rental contracts with related parties	85	85	0	0	0	0	0
Guarantee obligation	16,638	15 773	368	270	125	40	62
Commitment for capital expenditure and other developments	2,599	2 112	487	0	0	0	0
Commitment for capital expenditure with related parties	915	560	355	0	0	0	0
Environmental protection, restoration and other obligations	395	59	62	64	67	70	73
Commitments to acquisitions	123	123	0	0	0	0	0

Forward and swap deals

Opened forward F/X deals were contracted on the OTC market with the original aim of delivery in the 31st December 2009. (1)

		Off-balance sheet						Fair value (Profit+
		liability		Off-balance sheet				/ Loss-)
ID	Date	(HUF millions)	F/X	receivable	F/X	Value date	Exchange rate	(HUF million)
Deutsche Telekom AG / / D-53113 Bonn	09.21. 2009.	20,730	HUF	75,000,000	EUR	01.29. 2010.	276.40	-322.79
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,377	HUF	5,000,000	EUR	01.04. 2010.	275.42	-22.04
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,379	HUF	5,000,000	EUR	01.11. 2010.	275.71	-21.92
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,379	HUF	5,000,000	EUR	01.19. 2010.	275.87	-20.99
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,381	HUF	5,000,000	EUR	01.25. 2010.	276.13	-21.01
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	829	HUF	3,000,000	EUR	02.01. 2010.	276.37	-12.45
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	830	HUF	3,000,000	EUR	02.08. 2010.	276.62	-12.32
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.09. 2009.	1,108	HUF	4,000,000	EUR	02.16. 2010.	276.92	-16.30
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	828	HUF	3,000,000	EUR	02.22. 2010.	276.05	-8.90
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	829	HUF	3,000,000	EUR	03.01. 2010.	276.31	-8.84
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	830	HUF	3,000,000	EUR	03.08. 2010.	276.55	-8.74
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	831	HUF	3,000,000	EUR	03.16. 2010.	276.84	-8.69
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	831	HUF	3,000,000	EUR	03.22. 2010.	277.05	-8.65
ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	12.23. 2009.	832	HUF	3,000,000	EUR	03.29. 2010.	277.30	-8.62
Total		33,994	HUF	123,000,000	EUR			-502.26

Opened swap F/X deals were contracted on the OTC market with the original aim of delivery in the 31st December 2008. (1)

		Off-balance sheet						Fair value (Profit+
		liability (HUF		Off-balance sheet				/ Loss-)
ID	Date	millions)	F/X	receivable	F/X	Value date	Exchange rate	(HUF million)
SWAP 2007	03.22. 2007.	1 649	HUF	6 666 667	EUR	03.12. 2010.	247.29
Total		1 649		6 666 667				173
SWAP 2008	05.21. 2008.	1 005	HUF	4 133 333	EUR	05.21. 2010.	243.10
SWAP 2008	05.21. 2008.	1 005	HUF	4 133 333	EUR	11.23. 2010.	243.10
SWAP 2008	05.21. 2008.	1 005	HUF	4 133 333	EUR	05.23. 2011.	243.10
Total		3 015		12 399 999				450
DTAG_20090626_30 mrd	06.25. 2009.	30 000	HUF	-107 066 533	EUR	01.19. 2015.	280.20	-2 236
DTAG_20090626_5mrd	07.01. 2009.	5 000	HUF	-18 470 632	EUR	01.19. 2015.	270.70	-203
DTAG_20090626_9,6 mrd	07.02. 2009.	9 595	HUF	-35 661 451	EUR	01.19. 2015.	269.05	-287
Total		44 595		-161 198 616				-2 726
DTAG_20091007_5 mrd_59592	09.15. 2009.	5 000	HUF	-18 368 847	EUR	06.02. 2014.	272.20	139
DTAG_20091007_5 mrd_52619	09.15. 2009.	5 000	HUF	-18 382 353	EUR	06.02. 2014.	272.00	143
DTAG_20091007_5 mrd_52629	09.16. 2009.	5 000	HUF	-18 511 662	EUR	06.02. 2014.	270.10	185
DTAG_20091007_5 mrd_52637	09.16. 2009.	5 335	HUF	-19 737 138	EUR	06.02. 2014.	270.30	194
Total		20 335		-75 000 000				661
Total		69 594		-217 131 950				-1442

(1) Profit or loss was not recored related to these deals in the current year.

Appendix 5.	Summarized form of Magyar Telekom Plc.’s final merger balance sheet	(in HUF millions)
as of September 30, 2009

						Magyar Telekom Plc.	The effect of transformation
	Magyar					Final merger balance	on Magyar Telekom Plc.’s
	Telekom					sheet of the transformed	balance sheet as of
Description	Plc.	T-Kábel	Dél-Vonal	Total	Differences	company	September 30, 2009
A. Fixed assets and financial investments	824 001	15 590	138	839 729	-2 665	837 064	13 063
I. Intangible assets	200 497	1 481	0	201 978	0	201 978	1 481
II. Tangible assets	428 884	13 783	138	442 805	0	442 805	13 921
III. Financial investments	194 620	326	0	194 946	-2 665	192 281	-2 339
B. Current assets	128 503	6 710	27	135 240	-14 976	120 264	-8 239
I. Inventories	5 085	787	0	5 872	0	5 872	787
II. Receivables	85 409	5 922	27	91 358	-14 976	76 382	-9 027
III. Securities	1 179	0	0	1 179	0	1 179	0
IV. Liquid assets	36 830	1	0	36 831	0	36 831	1
C. Prepayments	33 561	149	0	33 710	-6	33 704	143
Total assets	986 065	22 449	165	1 008 679	-17 647	991 032	4 967
D. Shareholder’s equity	422 354	7 161	119	429 634	-6 822	422 812	458
I. Common stock	104 275	920	3	105 198	-923	104 275	0
of this treasury stock at par value	150	0	0	150	0	150	0
II. Unpaid share capital (-)	0	0	0	0	0	0	0
III. Capital reserves	58 289	4 050	0	62 339	-3 386	58 953	664
IV. Retained earnings	257 734	1 691	116	259 541	-2 513	257 028	-706
V. Restricted reserves	2 056	500	0	2 556	0	2 556	500
E. Provisions	23 251	53	0	23 304	0	23 304	53
F. Liabilities	491 545	13 477	32	505 054	-10 819	494 235	2 690
II. Non current liabilities	271 952	0	0	271 952	0	271 952	0
III. Current liabilities	219 593	13 477	32	233 102	-10 819	222 283	2 690
G. Accrued expenses	48 915	1 758	14	50 687	-6	50 681	1 766
Total liabilities and shareholder’s equity	986 065	22 449	165	1 008 679	-17 647	991 032	4 967

Appendix 6.	Summarized form of T-Kábel Magyarország Kft.’s income statement	(in HUF millions)
as of September 30, 2009

			Period January -
			September, 2009 in
	January -	January -	percentage of Magyar
	December, 2008	September,	Telekom Plc.’s relevant
Description	(1)	2009(1)	figures

1.Domestic sales	19 131	23 584	5.17%
2. Export sales	103	95	0.50%
I. Sales revenues	19 234	23 679	4.98%
II. Own work capitalized	2 000	942	4.39%
III. Other revenue	195	271	1.07%
IV. Material-type expenses	11 789	17 271	7.02%
V. Payroll and related expenses	1 853	1 156	1.47%
VI. Depreciation	3 546	2 641	3.22%
VII. Other expenditures	733	128	0.31%
A. PROFIT FROM OPERATING ACTIVITIES	3 508	3 696	4.98%
VIII. Revenues from financial transactions	180	560	1.30%
IX. Expenses from financial transactions	591	1 226	3.17%
B. FINANCIAL RESULTS	-411	-666	-14.58%
C. PROFIT FROM ORDINARY ACTIVITIES	3 097	3 030	3.85%
D. PROFIT FROM ON EXTRAORDINARY ACTIVITIES	-6	18	-0.75%
E. PROFIT BEFORE TAXES	3 091	3 048	3.99%
XII. Corporate income tax	253	858	39.21%
F. NET INCOME	2 838	2 190	2.95%
22. Retained earnings used for dividends and profit-sharing	55	0	0.00%
23. Dividends and profit-sharing paid	2 893	0	0.00%
G. BALANCE SHEET NET INCOME	0	2 190	2.95%

Appendix 6.	Summarized form of Dél-Vonal Kft.’s income statement	(in HUF millions)
as of September 30, 2009

		January -	Period January - September,
	January -	September,	2009 in percentage of Magyar
Description	December, 2008 (1)	2009 (1)	Telekom Plc.’s relevant figures
1.Domestic sales	81	18	0.004%
2. Export sales	0	0	0,000%
I. Sales revenues	81	18	0.004%
II. Own work capitalized	0	0	0,000%
III. Other revenue	185	0	0,000%
IV. Material-type expenses	67	3	0.001%
V. Payroll and related expenses	0	0	0,000%
VI. Depreciation	13	10	0.012%
VII. Other expenditures	45	0	0,000%
A. PROFIT FROM OPERATING ACTIVITIES	141	5	0.007%
VIII. Revenues from financial transactions	0	0	0,000%
IX. Expenses from financial transactions	2	2	0.005%
B. FINANCIAL RESULTS	-2	-2	-0.044%
C. PROFIT FROM ORDINARY ACTIVITIES	139	3	0.004%
D. PROFIT FROM ON EXTRAORDINARY ACTIVITIES	2	2	-0.084%
E. PROFIT BEFORE TAXES	141	5	0.007%
XII. Corporate income tax	27	1	0.046%
F. NET INCOME	114	4	0.005%
G. BALANCE SHEET NET INCOME	114	4	0.005%

Business Report of Magyar Telekom Plc.
for 2009

Introduction

This Business Report covers  the analysis of our results as well as all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of December 31, 2009, the share capital of Magyar Telekom Plc. (the “Company”) was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,436,759	59.21
Publicly traded	423,802,243	40.65
Treasury shares	1,503,541	0.14
	1,042,742,543	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. If the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favor of such a resolution. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The consent of the shareholders holding at least a simple majority of the outstanding voting stock of the Company shall be required to approve the acquisition, directly or indirectly, of the shares of the Company which, on a cumulative basis, would result in any person, or persons acting in concert, holding 10% or more, directly or indirectly, of the outstanding voting stock of the Company.

In the event of transfer of shares the new shareholder shall ask for registering as shareholder in the Shareholders’ Register. The shareholder shall provide evidence to the registrar that he acquired the shares in accordance with the conditions set forth in the Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company may refuse the request for registration into the Shareholders’ Register by a person acquiring shares who omits to provide the supporting evidence or statement that such a person is obliged to submit in accordance with the Articles. The registration into the Shareholders’ Register based on untrue, false or misleading statements may be deleted by a reasoned resolution of the Board of Directors. Only shareholders registered in the Company’s register may exercise shareholder rights vis-a-vis the Company. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar,

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based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On December 31, 2009, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Principal Occupation	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	International business consultant	2003
Dr. Mihály Gálik	Professor and Head of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Wolfgang Hetlinger	T-Systems Austria GesmbH, International Operations & Services, Central Eastern Europe Ing.	2009
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in South Eastern Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Mechthilde Maier	Senior Vice President Corporate Diversity Management at Deutsche Telekom	2009
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Member of the Board of Management, Financial Director SEE	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

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Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2009, the members of the Management Committee were as follows:

Name	Current position	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology and IT Officer	2007
István Papp	Chief Operating Officer, Business Services BU	2007
Róbert Pataki	Chief Operating Officer, Strategic and Corporate Development BU	2009
Éva Somorjai	Chief Human Resources Officer	2007
János Winkler	Chief Operating Officer, Consumer Services BU	2006

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Works Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On December 31, 2009, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Principal Occupation	Member since

Attila Csizmadia	Ministry of Finance, Chief Counsellor	2003
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences, Corvinus University Budapest	2006
István Koszorú	Chairman of Magyar Telekom’s Central Workers’ Council	2007
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Zsoltné Varga	Business Process Manager of the Customer Care Directorate at Magyar Telekom	2008
György Varju	Chairman of the Workers’ Council at Residential Services, member of the Central Workers’ Council	2005

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Compensation of Directors, Officers and Employees

For the year ended December 31, 2009, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13 million.

For the year ended December 31, 2009, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 42 million.

For the year ended December 31, 2009, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 1,043 million.

Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors and the Supervisory Board of Magyar Telekom Plc. approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report – along with other corporate governance related documents - is posted on the Corporate Governance section of our website: http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to Section 6.2. (g) of our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected at the Annual General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association (section 6.2. (a)) unless otherwise provided by law.

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The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom Plc.’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•                  Implementing the HR concept, the HR area contributes significantly to the achievement of the Company level financial targets, through the optimization of personnel expenditure.

•                  We shall bring about a performance based company culture, for which we shall improve our performance management system.

•                  In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

•                  We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•                  We intend to turn Magyar Telekom Plc. into a more attractive place of work, for which we have restructured our trainee program.

•                  We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Company’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: “Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom Plc.’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Both in its selection processes and during the career of its employees at the company, Magyar Telekom Plc. is committed to ensure for its employees equal opportunities independently from age, gender, ethnicity, religious or

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political conviction, and sexual orientation. In hiring labour a special attention is paid to granting possibilities to its own employees in the first place, through either horizontal or vertical advancement: this is the FreeJob system (a data base of vacant positions accessible only to Magyar Telekom Plc. employees) accompanied by a regulation for 30 days being reserved for an exclusively internal search. The company operates an Induction Program to effectively help the accommodation of colleagues selected for the position.

Both management succession and development of professionals are key aims in the area of advancement and talent management, for which Magyar Telekom Plc. operates several, target-specific talent management programs.

Magyar Telekom Plc. pays special attention to the high level of the employees’ occupational safety and provides them the conditions of safe work and a working environment, which does not harm health.

Magyar Telekom Plc. puts a major emphasis on taking care of departing employees: several solutions have been developed to provide for benevolent outplacement and to reduce the number of one-sided terminations. Using the wealth of alternative forms of employment is accompanied by an outplacement system called Chance program to help departing employees find a new employment. The program provides training and helps departing employees’ reintegration in the labour market.

Research and development

Research and development (“R&D”) activities within Magyar Telekom Plc. are coordinated by the R&D Committee (the “Committee”), which has the possibility and the exclusive right to coordinate every innovation research originated from business units. Each business unit is represented by relevant decision-makers in the Committee. Furthermore, this Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom Plc. and avoid overlapping of scopes. The Committee convenes regularly in order to discuss and decide about the approval of individual R&D proposals, initiated and executed within a project framework by the respective Business Units. During 2009, the Committee reviewed 98 proposals, out of which 65 have been approved, accounting for a total investment of HUF 721 million.

We are a founder member of the Mobility & Multimedia Cluster, a group of Hungarian companies, many of them being local subsidiaries of well-known multinational companies and universities. The aim of the cluster is to integrate the fragmented R&D capabilities of Hungarian companies into a more synergistic structure ultimately aiming at enhancing the global competitiveness of the Hungarian economy.

Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 21 percent are owned by the Company, 40 percent jointly owned and 39 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have approximately 3,000 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of December 31, 2009 was approximately 634,000 m2. The majority of sites used in our operations are smaller than 100 m2. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties.

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Environment protection

The Management Committee of Magyar Telekom Plc. adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom Plc.’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom Plc. is primarily exposed to credit risks related to its financial assets. In addition, the Company is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cashflows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom Plc. only hedges the risks that affect its cash flow, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom (“DT”) or leading Hungarian financial institutions.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Magyar Telekom Plc. is exposed to interest and foreign exchange rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses arise in HUF, the functional currency of Magyar Telekom Plc. is HUF. Consequently, Magyar Telekom Plc.’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008, the Company is exposed to foreign exchange (“FX”) risk in case of FX denominated financial instruments to a higher degree than before. In order to mitigate this risk, Magyar Telekom Plc. minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to completely eliminate FX risk.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities.

In order to reduce the above exposure, Magyar Telekom Plc.occasionally enters into derivative contracts.

(b) Interest rate risk

Magyar Telekom Plc. is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cashflows through the floating rate instruments.

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Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cashflow interest rate risk.

(c) Other price risk

As of December 31, 2009, Magyar Telekom Plc. did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

According to the Company’s risk management policy Magyar Telekom Plc. deposits the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom Plc. prefers to deposit in banks which grants loans for Magyar Telekom Plc. to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom Plc. places its cash with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom Plc., therefore, the credit risk related to cash held in HUF is very limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographic areas and industries.

3. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Plc.’s budgeted financing needs until the end of June 2011. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

4. Capital risk management

The Company’s objectives when managing capital are to safeguard the its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Company. This can be effectuated primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt.

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In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is far in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of DT in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly. All of our business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

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Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•                  Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•                  We are subject to more intense competition due to the liberalization of the telecommunications sector;

•                  We may be unable to adapt to technological changes in the telecommunications market;

•                  The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•                  Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•                  We depend on a limited number of suppliers for equipment and maintenance services;

•                  Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•                  System failures could result in reduced user traffic and revenue and could harm our reputation;

•                  Loss of key personnel could weaken our business;

•                  Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•                  Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•                  We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

•                  The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

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Analysis of results

Magyar Telekom Plc. is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services.

Revenues. Our sales revenues decreased from HUF 500,804 million in 2008 to HUF 475,269 million in 2009 mainly driven by lower mobile and fixed line traffic revenues. Lower mobile revenues resulted primarily from significant retail and wholesale tariff erosion. The decrease in fixed line traffic revenues was partly due to the reversal of HUF 8.5 bn provision booked on fixed to mobile termination fees in 2008. Further decrease related to the continuous decline in the number of revenue producing fixed lines and lower traffic due to mobile substitution. These decreases were partially offset by higher revenues from TV services in line with enlarged satellite TV and IPTV customer base.

Other revenues declined by 7.7 percent in 2009 as compared to 2008 influenced mainly by lower revenues from sale of intangible and tangible fixed assets due to less real estate sold in 2009. This decrease was somewhat offset by increased reversal of provisions mostly due to the HUF 1,453 million reversal of provision on payment obligation due to EKG agreement. Higher other revenues in connection with impairment also mitigated the decrease.

Expenses. Material-type expenses decreased from HUF 256,590 million in 2008 to HUF 246,007 million in 2009 primarily due to the decrease in costs of services sold reflecting lower payments to mobile operators due to the decrease in termination fees from January 1, 2009 and the significant decrease of average roaming fees due to the EU regulation.

Payroll and related expenses increased by 3.0 percent. The main driver of the increase is higher amounts of severance expenses in relation to the headcount reduction in 2009.

Depreciation and amortization decreased by 6.5 percent. Lower amount of depreciation is mainly due to change in the useful life of certain group of assets during 2008 and 2009.

Other expenses increased by 16.6 percent to HUF 40,573 million mainly as a result of the significant impairment accounted on receivables due to the increase in the proportion and quantity of overdue receivables. Besides this, HUF 7,300 million provisions were recognized for early retirement exemption salaries, severance and related social security in 2009 compared to HUF 4,603 million in 2008. These increases were partly compensated by lower net book value of fixed assets sold driven by less real estate sold in 2009.

Financial results.  Financial results decreased from HUF 12,025 million in 2008 to HUF 4,569 million in 2009. The decrease mainly resulted from lower dividend received from related parties.

Magyar Telekom established its current management structure based on customer segmentation which requires different technology and marketing strategies, and support functions. Our operating segments are: Consumer Services Business Unit (“CBU”), Business Services Business Unit (“BBU”), Media Business Unit (“MBU”), Group Headquarters and Shared services (“Headquarters”) and Technology Business Unit (“Technology”).

The Consumer Services Business Unit (“CBU”) provides mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (“BBU”) provides mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”). BBU’s customer portfolio includes approximately

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5,000 key and over 40,000 SMB customers.

The Group Headquarters (“Headquarters”) is responsible for the wholesale mobile and fixed line, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal audit and similar shared services and other central functions.

The Technology Business Unit (“Technology”) is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management.

The following table sets forth information regarding the key operating fixed line statistical figures relating to the major services provided by CBU:

	At December 31,
	2008	2009
Voice services
Total PSTN lines	1,821,393	1,591,184
Payphone	16,274	14,788
Total PSTN outgoing traffic (thousand minutes)	3,467,198	3,005,821
Blended average monthly Minutes of Use (“MOU”) per subscriber (outgoing) (1)	151	159
Blended Average monthly Revenue per Access (“ARPA”) (HUF) (1)	3,650	3,630

Data products
Retail DSL market share (estimated) (%) (2)	54	58
Cable broadband market share (estimated) (%) (2)	18	19

Number of retail DSL customers	404,878	435,558
Number of cable broadband customers	107,769	124,684
Number of fiber optic connections	0	7,247
Total retail broadband customers	512,647	567,489

Blended broadband ARPU (HUF) (1)	5,103	4,427

TV services
Number of cable TV customers	317,803	312,068
Number of satellite TV customers	5,338	156,142
Number of IPTV customers	28,496	67,430
Total TV customers	351,637	535,640

Blended TV ARPU (HUF) (1)	3,537	3,280

(1)          Includes also the data of Magyar Telekom Plc.’s subsidiaries within CBU

(2)          Data relates to Magyar Telekom Plc., not only to CBU

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The following table sets forth information regarding the key operating mobile statistical figures of CBU:

	At December 31,
	2008	2009
Mobile penetration (%)(1)	121.8	117.7
Mobile SIM market share (%)(1)	43.9	43.4
Number of customers	4,648,323	4,343,672
Postpaid share in the customer base (%)	29.1	35.2
Average MOU per subscriber	127	126

ARPU (HUF)	3,397	3,164
Postpaid	7,265	6,454
Prepaid	1,862	1,670

Overall churn rate (%)	16.9	27.5
Postpaid (%)	12.1	15.1
Prepaid (%)	18.8	33.1

Ratio of non-voice revenues in ARPU (%)	15.2	16.7
Average acquisition cost per gross add (HUF)	6,813	7,680
Number of mobile broadband subscriptions	182,687	326,384
Mobile broadband market share (%)(1)	53.4	45.9
Population-based indoor 3G coverage (1)	n.a.	65.4

(1) Data relates to Magyar Telekom Plc., not only to CBU

The following table sets forth information regarding the key operating fixed line statistical figures for the major services provided by BBU:

	At December 31,
	2008	2009
Voice services
Business	110,389	100,172
Managed leased lines (Flex-Com connections)	6,037	4,745
ISDN channels	288,338	270,466
Total	404,764	375,383

Total outgoing traffic (thousand minutes)	798,157	656,372
MOU (outgoing)	191	178
ARPU (HUF)	5,457	5,162

Data products
Number of leased line Internet subscribers	617	558

Number of retail DSL customers	31,805	32,358
Number of wholesale DSL access	196,776	161,270
Number of total DSL	228,581	193,628

Retail DSL ARPU (HUF)	13,743	12,712

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The following table sets forth information regarding the key operating mobile statistical figures of BBU:

	At December 31,
	2008	2009
Number of customers	713,469	775,912
Overall churn rate (%)	5.8	8.0
MOU	325	336
ARPU (HUF)	7,655	6,458
Number of mobile broadband subscriptions	81,339	102,161
Ratio of non-voice revenues in ARPU (%)	20.2	23.6
Average subscriber acquisition cost per gross add (HUF)	9,092	8,280

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom Plc.’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. The peak of global economic crisis is calmed down, but the recovery is slow continuing and painful, particularly in Hungary. After the seven percent GDP decline in 2009, the analyst consent and government forecasts do not show growth for 2010. The unemployment rate remains very high, above 10 percent.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.8 percent to the GDP in 2010. The most negative measure to our business was the five percentage point increase of VAT, effective from July 2009. The business market was also hit by the heavy spending cuts in every governmental sector. Despite the restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCATV providers. The weakening demand as a result of restrictive government measures (especially the VAT increase) is expected to drive up the churn, because more customer currently holding both fixed and mobile subscription tending to give up their fixed lines entirely. As

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indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from pure voice offers to integrated 2Play and 3Play packages, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2010 and in the years after, having additional negative impact on our fixed line revenue streams.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

We aim to move further towards content and media businesses to support traditional access services, build new revenue streams and exploit new revenue sources. We are combining our product portfolio in order to provide all services for every customer demand on every platform (three-screen approach), where all customer screens (computer, mobile, TV) are provided by the Company.

In the mobile operations, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

In December 2008, the NCA enforced the regulation for mobile termination fee decrease within the networks of all three Hungarian mobile operators in three steps, starting from January 2009 until December 2010, by approximately 40 percent compared to current rates.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the profitability.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential should be compensated with strict cost control. In 2009, a new efficiency project was launched: save for service (“S4S”). This multi-year project yielded substantial savings already in 2009, and will be continued in the coming years.

We also would like to exploit the synergies coming from the integrated fixed and mobile operation. In 2010, we are planning synergy projects in several areas with the main goal for further unify the activities and increase efficiency.

We have reached an agreement with trade unions on the wage development, headcount reduction and decrease in additional employee allowances for 2010. The key elements of the agreement are the following: reduction of headcount by 400 in addition to executive termination and retiring, no wage increase but 1.5 percent bonus budget set (significantly below inflation), gradual reduction of surplus severance payments in the Collective Agreement. These measures will reduce our Total Workforce Management (“TWM”) related costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2010, impacting us negatively.

Total investments in tangible and intangible assets

Comparing to 2009, the key priorities of the CAPEX spending are not changed for 2010. Investments in new products and platforms (DVB-S, FTTx) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure with building new base stations but the total investment will decrease in that area.

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We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new segments will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2010 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just he replacement of the outdated billing systems but to bring a new approach to the entire customer management process with integrating fixed and mobile portfolios.

Subsequent events between the end of the year and the release of the report

On February 2, 2010 Magyar Telekom Plc. announced that it had closed the sale transaction of its fully owned subsidiary, Orbitel on January 28, 2010. Magyar Telekom Plc. signed a contract with Spectrum Net AD in November 2009 on the sale of Orbitel and the financial closing of the transaction took place upon obtaining the necessary approvals of the Bulgarian authorities.

Budapest, April 7, 2010.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

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Declaration

We the undersigned declare that

•             the attached condensed set of financial statements which have been prepared in accordance with the applicable set of accounting standards and to the best of our knowledge, gives a true and fair view of the assets, liabilities, financial position and profit or loss of Magyar Telekom Plc. and the undertakings included in the consolidation as a whole, and

•             the business report gives a fair view of the position, development and performance of Magyar Telekom Plc. and the undertakings included in the consolidation as a whole, together with a description of the principal risks and uncertainties of its business.

Budapest, April 7, 2010

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 15, 2010